PE
3-2-02
Apogee Enterprises Inc


02036104

ADDING VALUE TO GLASS



Apogee

ANNUAL REPORT 2002

CORPORATE OVERVIEW

Apogee Enterprises is a world leader in technologies involving the design and development of value-added glass products, services and systems. Apogee's businesses maintain industry leadership through quality, service and innovation, and are committed to providing superior value to shareholders, customers, employees, business partners and the community. The company is organized in three segments:

- ☐ **Architectural products and services** businesses design, engineer, fabricate, install, service and renovate the walls of glass and windows comprising the outside skin of commercial and institutional buildings.
- ■ **Automotive replacement glass and services** businesses fabricate, repair and replace automobile windshields and windows.
- ☐ **Large-scale optical technologies** businesses develop and produce high technology glass that enhances the visual performance of products for the display, imaging and picture framing industries.

Apogee's Vision. Set new standards for value-added glass products and services in our markets.

SEGMENT REVENUES
(In millions)



$321.8
$347.2
$63.7
$350.0
$380.5
$58.7
$394.1
$377.5
$69.9
$441.5
$333.3
$90.8
$479.4
$255.1
$67.8
FY98
FY99
FY00
FY01
FY02

SEGMENT OPERATING INCOME
(In millions)



$26.8
$13.5
$6.5
$23.5
$18.4
$2.5
$20.5
$0.2
– $0.5
$27.4
$1.4
$4.6
$34.4
$16.1
– $4.4
FY98
FY99
FY00
FY01
FY02

Cover Photo: The Pinnacle, Atlanta, GA – Viracon

FINANCIAL HIGHLIGHTS

(In thousands, except per share data and percentages)	Year Ended March 2, 2002	Year Ended March 3, 2001	Percent Change
OPERATING RESULTS			
Net sales	$ 802,315	$ 865,200	– 7%
Operating income	44,127	31,894	38%
Earnings from continuing operations	26,142	13,361	96%
Earnings from discontinued operations	—	1,641	– 100%
Net earnings	26,142	15,002	74%
Earnings per share — diluted			
From continuing operations	0.91	0.48	90%
From discontinued operations	—	0.06	– 100%
Net earnings	0.91	0.54	69%
BALANCE SHEET DATA			
Working capital	47,845	37,754	27%
Total assets	409,116	432,679	– 5%
Total long-term debt	69,098	104,206	– 34%
Shareholders' equity	170,934	148,292	15%
Invested capital*	265,899	276,964	– 4%
CASH FLOW DATA			
Depreciation and amortization	27,034	34,229	– 21%
EBITDA**	71,161	66,123	8%
Net cash flow provided by operating activities	53,284	62,069	– 14%
Capital expenditures	10,466	14,823	– 29%
Free cash flow***	42,818	47,246	– 9%
FINANCIAL RATIOS			
Gross margin	23.4%	20.7%	
Operating margin	5.5%	3.7%	
Return on average shareholders' equity	16.4%	10.5%	
Return on average invested capital	9.6%	5.0%	
Long-term debt to total capital	28.8%	41.3%	
OTHER DATA			
Dividends paid per share	0.215	0.21	2%
Book value per share	6.03	5.33	13%
Average shares outstanding — diluted	28,817	27,898	3%
Number of shareholders	8.3	10.2	– 19%
Number of employees	5.3	5.9	– 10%

** Long-term debt + other long-term liabilities + shareholders' equity*
*** Earnings before interest, taxes, depreciation and amortization*
**** Net cash flow provided by operating activities – capital expenditures*

REVENUES
(In millions)



$731.1
$788.1
$840.5
$865.2
$802.3
FY98
FY99
FY00
FY01
FY02

EPS
(From continuing operations, diluted)



$0.85
$0.73
$0.11
$0.48
$0.91
FY98
FY99
FY00
FY01
FY02

DELIVERING THE VALUE ADD

Apogee excels at adding value to glass, that transparent material which often goes unnoticed. Through complex processes, we add ultra thin coatings to plain glass to create colors and energy efficiency. Our craftsmen then design, build and install windows and curtainwall using our coated glass and metal. Other technical coatings reduce the reflectivity of glass and protect against the sun's damaging rays. And that plain glass is shaped into thousands of windshields. Among the benefits we deliver each year to our customers include savings of more than 2 million barrels of oil, enhancing building and lease values by hundreds of millions of dollars, protecting more than 200,000 pieces of art from fading and safely improving the visibility of hundreds of thousands of automobiles. These benefits are being leveraged to deliver greater value to Apogee shareholders.



Parsippany Commons, NJ – Viracon

Delivering the Value Add:

ARCHITECTS VALUE VARIETY, QUALITY, CUSTOMER SERVICE, DELIVERY

100+

Apogee's architectural glass product offerings are the most extensive in the industry.

Choices of colors, coatings, silkscreen patterns ... quality fabrication, delivered on time. Architects prefer glass from Apogee's subsidiary Viracon for these reasons and more. "Aggressive R&D that improves existing products and provides broader selections is definitely a strength of Viracon, as is the quality of products," said Gregg Jones of world-renowned architects, Cesar Pelli & Associates. "Viracon's customer service, without a doubt, is an extraordinary advantage — there is no question or problem that we cannot share that they in turn can't help us resolve, and the frightfully quick turnaround in getting samples for our clients makes the entire presentation effort easier," said Jones. "Viracon's product quality and on-time production delivery create a remarkably high degree of confidence among curtainwall sub-contractors and, as such, makes it much easier to recommend Viracon." He added that as Viracon has continued to develop even more design flexibility as well as continued to overcome technical challenges with silkscreening patterns on glass, it allows them as architects an even greater degree of creativity.



Denver Central Library Addition, CO – Wausau Windows, Viracon

Owens Corning World Headquarters, Toledo, OH – Viracon

Dittmann Center, St. Olaf College, Northfield, MN – Harmon, Inc., Viracon

Lazarus Department Store, Pittsburgh, PA – Wausau Windows
© Michael Hernandez, Cooper Carry, Inc.

Delivering the Value Add:

RENOVATING INCREASES BUILDING VALUE, TENANT COMFORT, REDUCES COSTS

$3.5 billion market



Before and after. New windows installed during another renovation project significantly reduced heat loss (purple) versus old windows (red/yellow).

Replacing old, leaking glass ... with new energy-efficient windows. Apogee's Harmon, Inc. glazing subsidiary is helping building owners improve properties through its new renovation program. "We had a loose spec and drawing for replacing the entire curtainwall of Dittmann Center, and Harmon did a very good job in helping design the application," said Pete Sandberg, director of facilities at St. Olaf College in Northfield, Minnesota. "It was a unique system that worked very well — we've achieved our energy efficiency goals through quality design, materials (including energy-efficient glass from Apogee's Viracon business) and assembly. We had a good experience and are using Harmon on a current project." Added Jim McConachie, senior project manager with general contractor Boldt Construction, "Harmon is a team member who can quickly resolve any challenges at a reasonable price — they expedited enclosing the Dittmann Center to allow interior work to be completed." The renovation preserved the distinctive field stone columns adorning the 1960 building.

Delivering the Value Add:

SAFEGUARDING PEOPLE WITH PROTECTIVE GLASS



Glass from Apogee played a role in saving lives at the Pentagon

Saving lives, protecting property ... from blasts, hurricanes and more. That's the goal of protective glazing from Apogee companies, and windows incorporating laminated glass from Viracon delivered these benefits on September 11. The section of the Pentagon that was damaged had undergone blast-resistant renovation that included Viracon glass. "The Pentagon Renovation Office has received numerous e-mails and phone calls from occupants of the offices directly above the crash site, all of whom credit the strength of the glass with saving their lives," said Brett Eaton of the Pentagon press office. Lee Evey, who heads the billion-dollar Pentagon renovation program, said, "... if there had been no structural hardening, I can't imagine what the death and destruction would be."

FCCI, Sarasota, FL – Viracon



Pentagon, Washington, D.C. – Viracon

Mt. Sinai/Salick Cancer Center, Miami Beach, FL – Viracon


Finova Corporate Center, Scottsdale, AZ – Wausau Windows, Viracon

ADC Corporate World Headquarters, Minneapolis, MN – Harmon, Inc., Viracon

Delivering the Value Add:

ENERGY-EFFICIENT WINDOWS REDUCE AIR CONDITIONING COSTS

2-3 years

Savings from energy-efficient glass produce a quick payback. High-performance window and wall designs also improve tenant comfort.

Energy-efficient glass ... lower air conditioning costs, quick payback, greater comfort for tenants. Apogee businesses Wausau Window and Wall Systems and Viracon together provided an energy-efficient window system for the dramatic, award-winning Finova Corporate Center in Scottsdale, Arizona. "Wausau was extremely helpful in looking at the skin area and architecture of the building and refining the tricky corners where the glass steps up and down," said Joe Worrall, project manager for DFD Architecture. "They were a pre-bid consultant to us on the project." He said they selected Viracon glass based on the "color and aesthetics, and the helpfulness of the sales rep in providing samples and selecting the right technical product." The firm's mechanical engineers conservatively estimated savings of $10,000 to $12,000 per year in air conditioning costs and a two to three-year payback for the energy-efficient glass on a building that will be in use 50 years or more.



LETTER TO SHAREHOLDERS

Apogee again achieved a strong performance in fiscal year 2002, thanks to solid results in our architectural segment.

I am especially pleased with these achievements which highlight Apogee's progress:

- Earnings per share from continuing operations up 90 percent to $0.91 per diluted share, compared with $0.48 in fiscal year 2001.
- Long-term debt declined 34 percent to $69.1 million at year-end, versus $104.2 million when we started fiscal year 2002.
- Project savings of $4.4 million (excluding start up costs) achieved in the first year of the Six Sigma/Lean business improvement initiative from training the equivalent of 60 full-time Black Belt project leaders in the use of tools for simplifying and perfecting our businesses.

Our focus for the past two fiscal years has been on earnings growth, rather than top-line growth, so it was especially gratifying to produce these results on a smaller revenue base. Revenues were down 1 percent compared to last year after being adjusted for the PPG Auto Glass, LLC joint venture formed in July 2000. Reported revenues for fiscal 2002 were $802.3 million, compared to $865.2 million the previous year.

DELIVERING PREDICTABLE PERFORMANCE. We have achieved significant earnings growth and more predictable results as we've gained control of our businesses, the first leg of our strategic plan. The second element of our three-part strategy is to strengthen our business platform by optimizing profitability, followed by positioning our business portfolio for long-term sustainable growth, the third leg.

In my Air Force flight instructor days, young pilots would ask me "how will I know when I'll make it?" My answer was "when you strap *on* the airplane versus strapping *in*." Our results are evidence that Apogee has gained control and strapped *on* its businesses. Architectural segment operating income was up 26 percent, auto glass collectively (including the distribution joint venture) approached previous record levels of operating income, our operating margin improved almost 2 percentage points to 5.5 percent, and manufacturing is operating effectively.

Another example is our renewed balance sheet strength. We've reduced our debt to $69.1 million from a high of almost $200 million early in fiscal year 2000. Our discipline in managing debt, working capital and capital expenditures allowed us to raise our dividend 5 percent (and make a second contribution to the University of Minnesota Cancer Center, for a total gift of $1 million over several years). Through our Six Sigma initiative, we're creating additional manufacturing capacity so we won't need significant capital short-term to meet growth needs over the next 24 months.

STRENGTHENING OUR BUSINESSES. Six Sigma is a key element in our efforts to strengthen our business platform by optimizing profitability, the second leg of our strategy. We have approximately 75 Six Sigma projects completed or underway, and the two highlighted here illustrate the kind of bottom-line and cash benefits we are gaining. Tru Vue is saving $350,000 by eliminating an unnecessary manufacturing step that was causing picture framing glass breakage. Harmon AutoGlass and Wausau Window and Wall Systems projects are improving invoicing processes, for collective savings of $350,000 from reduced working capital and increased revenues.

In addition, use of the Six Sigma tools is helping us offset the gravity of the down economy. The slowdown impacted our large-scale optical segment throughout the fiscal year and the architectural segment in the fourth quarter, since the construction industry traditionally lags the general economy. The value-added architectural opportunities described below should also help us weather this slowdown. Economists expect recovery in mid to late calendar 2002, which we've factored into our fiscal 2003 outlook.

POSITIONING FOR GROWTH. The third part of our strategy, positioning our portfolio for long-term growth, involves determining how we can differentiate our products, services, technology and pricing; exploiting synergies between businesses; scrutinizing businesses and markets to determine where our capital dollars flow; and seeking opportunities.

We're focused on our largest segment and its strengths in delivering aesthetic window and wall systems demanded by architects and the energy-efficient and hurricane-resistant glass being mandated in legislation. Our renovation efforts initiated in fiscal year 2002 also offer great potential. Our large-scale optical businesses are focused on products that will have a competitive edge as the economy rebounds, and our efforts in the low-growth auto glass segment center on making our retail business a more predictable cash flow generator.

EARNINGS GROWTH AGAIN PRIORITY IN FY03. Our strength lies in the value we're delivering to our customers each year. Annually, we're helping them save more than 2 million barrels of oil from our energy-efficient products; enhancing building and lease values by hundreds of millions of dollars through our value-added architectural glass products; protecting more than 200,000 pieces of art from fading in sunlight; and safely improving the visibility of hundreds of thousands of automobiles. As our performance has improved, we've enhanced our shareholder value through our increased stock price and growing dividend.

But we recognize that we still have significant opportunities. These factors will help us further improve Apogee's performance in fiscal year 2003:

- Growing opportunities for our architectural products due to new legislation, increased demand for security and blast-resistant glass, the renovation market we're pursuing, and cost-competitive, shorter-lead time window products that leverage our existing designs via a computer configuration system.
- New markets already being penetrated and new products finding initial success in our large-scale optical businesses position them to improve when the economy rebounds.
- Savings goal of $9 to $12 million from our Six Sigma effort, which has already yielded significant productivity improvements and should offset inflationary pressures this year.
- Stable architectural segment backlog, which has held at approximately $190 million for five quarters.
- Ongoing emphasis on cash flow, with continued control of working capital and capital spending to further reduce debt and better position Apogee to take advantage of opportunities.

Our goal is 10 to 15 percent annual earnings growth, with nominal top line growth in the short term as we focus on taking out costs and improving margins during these difficult economic times. We expect a slower start to fiscal year 2003 due to the economy, followed by a stronger second half. Longer-term, our objective is 10 percent annual revenue growth when our platform for long-term sustainable growth is put in place once the economy recovers.

We're committed to enhancing shareholder wealth by setting the standards for value-added glass products and services in our markets. Thank you for your ongoing support.

Russell Huffer
Chairman, President and
Chief Executive Officer

EPS RETURNED TO PREVIOUS LEVELS
(From continuing operations, diluted)


$0.85
$0.73
$0.11
$0.48
$0.91
FY98
FY99
FY00
FY01
FY02

LONG-TERM DEBT DECLINED SIGNIFICANTLY
(In millions)


$152.0
$165.1
$164.4
$104.2
$69.1
FY98
FY99
FY00
FY01
FY02

Business Sector No.1

ARCHITECTURAL PRODUCTS AND SERVICES


ALTON RD

Lincoln Cinema, Miami, FL – Viracon © Steven Brooke Studios

SEGMENT AT A GLANCE. Apogee's businesses serving the architectural products and services market design, engineer, fabricate, install, service and renovate the walls of glass and windows comprising the outside skin of commercial and institutional buildings.

- **Harmon, Inc.:** the largest U.S. full-service building glass installation, maintenance and renovation company.
- **Linetec:** a high-performance paint and anodizing finisher.
- **Viracon:** the leading fabricator of coated, high-performance architectural glass for global markets.
- **Wausau Window and Wall Systems:** a manufacturer of engineered aluminum windows and curtainwall systems.

Landmark buildings around the world, universities, schools, government buildings and hospitals, office complexes in suburbia, Las Vegas casinos and airports all benefit from the value Apogee adds to glass. The company's architectural segment businesses have strong brands synonymous with high quality, leading-edge products and services.

In fiscal 2002, the segment contributed more than 75 percent of Apogee's operating earnings on 60 percent of the company's revenues. Earnings were up more than 25 percent from the previous year, thanks to favorable product mix, good cost controls and operating improvements. The architectural products and services unit, which has achieved a five-year historical compounded annual revenue growth rate of 11 percent compared to growth of 5 percent in its target markets, will serve as the foundation for Apogee's renewed growth strategy moving ahead.

Opportunities for Apogee's value-added glass products and services are emerging from new legislation mandating use of hurricane-resistant and energy-efficient glass, demands to better safeguard people with blast and bomb-resistant protective glass, the company's consultative approach to renovating older buildings, and untapped metro markets for glazing services. To create their visions for buildings, architects specify Apogee's glass for its variety of colors, coatings and silkscreen patterns unavailable from competitors. They also value its fabrication capacity and expertise which ensure glass orders are delivered complete and on-time. General and glazing contractors turn to Apogee companies for quality windows, curtainwall, installation and repairs.

Delivering these products and services are Viracon, which applies high-tech coatings to glass to create colors, reflectivity and energy efficiency; Wausau Window and Wall Systems, which manufactures windows and curtainwall; Linetec, which coats the aluminum used to frame windows; and Harmon, Inc., which installs glass for new construction, renovation and replacements.

SUCCEEDING IN SLOWDOWN. Despite the economic slowdown, the segment's business remained strong until the fourth quarter when the construction industry, which lags the general economy, was impacted. Although the architectural segment backlog has held at approximately $190 million since the end of fiscal year 2001, in the second half of fiscal 2002 Apogee saw a shift from shorter to longer lead-time projects, which have less predictable schedules. Despite the overall slowdown, some regions served by Apogee remain strong and it is deploying project managers from slower markets to assist in these thriving metro areas.

Apogee is anticipating a soft landing for construction due to lower interest rates and office vacancies compared to the last downturn several years ago. It expects that office construction will rebound beginning later in the year and sustain growth. The company expects a slower first half and flat to low single-digit growth overall in architectural revenues in fiscal year 2003. The added value of the company's products and savings from the Six Sigma business improvement process should somewhat offset the impact of the construction slowdown. Six Sigma operations and administrative projects are expected to further improve efficiency, customer service and delivery times.

NEW LAWS DRIVING DEMAND. New standard building codes that states are starting to adopt should lead to greater demand for Apogee's hurricane-resistant and energy-efficient products. Florida earlier this year became the first state to require hurricane-resistant glass in coastal areas, with several additional Atlantic and Gulf Coast states considering similar legislation.

California, one of the first states to adopt energy-efficiency codes in the mid-1990s, last year implemented even more stringent commercial building codes aimed at reducing energy consumption, in part through expanded reliance on energy-efficient window and curtainwall systems. They followed Washington and Massachusetts in passing this legislation, which is also being considered in other states. Viracon's comprehensive energy-efficient line, featuring products in a variety of colors including a new one combining reflectivity with energy savings, exceeds even the strictest codes so the company is well positioned to meet growing demand. Wausau and Harmon, Inc. offer window designs incorporating these energy-efficient products.

PROTECTING PEOPLE, ASSETS. The terrorism of 2001, combined with attacks on federal buildings and embassies in past years, is leading to increased interest in security and protective windows and curtainwall to shield building occupants against dangers. For example, construction on a new building in mid-town Manhattan was ceased in late September 2001 and restarted later in the fall with laminated protective glass on the lower nine floors of the 38-story building for increased protection and safety.

Numerous news accounts have pointed to the lives saved at the Pentagon from improvements made in the glass and window systems. Viracon protective glazing had been incorporated in the renovated section of the Pentagon that was hit by the terrorists last fall and will be included in the reconstruction of that section. The business has also provided products to many other federal building projects in recent years.

SELLING BENEFITS OF RENOVATION. Although not a new market for Apogee companies, renovation as a focus offers great promise. If only 5 percent of the 25 billion commercial square feet built before 1985 is renovated annually, it would equal the new construction market today. Apogee's glazing contractor, Harmon, Inc., demonstrated the renovation potential through a pilot program in the Twin Cities during fiscal 2002. It will introduce the renovation initiative in six additional markets this year and company-wide in fiscal year 2004, when it expects renovation to be nearly a fifth of its business.

Viracon glass often is used for renovation, including currently for a multi-year project to replace the original glass in a landmark Chicago building. The new energy-efficient glass matches the old to maintain a consistent look throughout the process. Wausau's historically accurate renovation windows also are in demand at universities.

Building owners renovate glazing to address failures, outdated technology (such as single pane, non-energy-efficient glass) and safety concerns. They benefit by improving the value of their buildings and increasing comfort for tenants. Installation of new energy-efficient glass also lowers operating costs due to reduced heating and air conditioning bills.

Apogee has been diversifying its glazing offerings to offset the new construction industry cycles. Renovation and the existing service business have higher margins and serve the same building owners and property managers. Harmon, Inc. is also working to expand its ongoing maintenance services by targeting larger customers ranging from financial institutions with many branches to building campuses.

GROWING EXISTING PRODUCTS, MARKETS. The segment's solid line of sight to growth is also built upon further penetrating existing markets and maximizing opportunities with existing products and services. For the most part, this growth can be achieved with existing capacity, which today is at approximately 70 percent utilization and growing through Six Sigma.

Wausau is leveraging its existing designs and engineering knowledge via a configure-to-order computer system to deliver quality custom windows faster and more competitively priced. This product line grew 30 percent in fiscal year 2002 through significant sales to schools, and revenues are expected to increase by more than 50 percent this year. Currently serving 13 U.S. metro areas, Harmon, Inc. plans to enter two new markets in fiscal 2003 by following existing customers into new regions.

At only about 7 percent of segment revenues today, international markets are a growth opportunity for Viracon's architectural glass. It is focused on the thriving markets in South America and the Far East, including China which will host the summer Olympics in 2008. Linetec, the paint and anodizing finisher, is working to grow both its architectural and non-architectural business regionally, based on its state of the art finishing, technical expertise, one-stop shop capabilities, trucking program, quick turnaround times, flexible customer service and field service strengths.

New products that expand existing glass, window and curtainwall offerings will also provide potential during fiscal year 2003. Viracon will continue to partner with suppliers to incorporate their technologies in new products. As Apogee continues to improve its balance sheet, it will evaluate growth opportunities for this segment. The U.S. construction industry is using more coated, energy-efficient glass, and Apogee is exploring how to serve the emerging market for a lower-end more limited line with fewer colors and less complexity.

MARKET OUTLOOK

2002 U.S. NON-RESIDENTIAL CURTAINWALL, ARCHITECTURAL WINDOW, STOREFRONT NEW CONSTRUCTION MARKET ESTIMATED AT $9.32 BILLION

Apogee Target Markets* about 54% of Total, 2002 Outlook Varies

(Dollars in billions)



$	Segment	2002 Outlook
$2.29	Other Commercial	– 9%
$2.11	Office Buildings*	– 3%
$1.58	Stores	– 6%
$1.38	Education*	+ 5%
$1.01	Other Institutional[1]*	– 2%
$0.48	Health Care*	+ 6%
$0.46	Manufacturing	+ 2%

(Sources: Apogee estimates based on F.W. Dodge forecasts)

[1]Includes courthouses, sports arenas and airport terminals, all Apogee targets, as well as churches, detention facilities, post offices, theaters, convention centers and freight terminals

Apogee's businesses in this segment last year had revenues of almost $500 million, for only a 10 percent share of its $5.0 billion target markets. Even though the businesses are all industry leaders, their shares in this fragmented market are small. Harmon, Inc.'s share within the small to mid-size construction projects market is 2 percent; Wausau's share of the non-residential aluminum window and curtainwall niche is 2 percent; and Linetec's share of architectural finishing is 5 percent. F.W. Dodge, a building research firm, projects a slight decrease to modest growth in 2002 in the sectors served by these companies — office buildings, education, health care and other institutional. In addition, FMI, a construction industry consulting firm, forecasts a 5 percent increase in another Apogee market, building renovation. Apogee estimates this total market at approximately $1.7 billion in 2002, based on F.W. Dodge data.

Viracon, the largest business in the segment, holds a 14 percent share of the $1.5 billion North American architectural glass fabrication market (2002, based on F.W. Dodge, Ducker Research and Viracon data). Currently 62 percent of this market is comprised of coated glass. The coated portion is expected to grow to 69 percent by 2004 as the industry continues to shift to higher performing products. The architectural glass market can be further divided into low, middle, high middle and high-performance glass. Viracon holds a 59 percent share of the combined high performance (larger, complex projects with coated glass) and high middle performance (smaller projects with coated glass and shorter lead times) sectors, which are about 24 percent of the total. Based on market research firm data, Viracon expects the architectural glass market to grow 2 percent annually through 2004, with the high and high middle performance sectors growing at a faster rate as the looks and energy-efficiency of value-added glass are increasingly incorporated in buildings.

SEGMENT AT A GLANCE. Apogee's businesses serving the large-scale optical technologies industry develop and produce high technology glass that enhances the visual performance of products for the display, imaging and picture framing industries. They coat larger surfaces of glass in high volume, versus the smaller optical lenses and filters for eyeglasses, binoculars and fiber optics produced by small-scale optical businesses.

- **Tru Vue:** a North American value-added glass and matboard manufacturer for the custom framing and pre-framed art markets.
- **Viratec Thin Films:** a producer of optical thin film coatings for the global display and imaging markets.

LARGE-SCALE OPTICAL TECHNOLOGIES



The U.S. recession pressured the large-scale optical segment throughout fiscal year 2002, as the severe downturn in the PC industry and the slowdown in retail framing markets significantly impacted sales and led to an operating loss for the segment.

The segment is expected to rebound in the second half of fiscal year 2003, consistent with anticipated improvements in consumer spending. Revenue growth for fiscal year 2003 is expected to be in the high single digits, and the segment should be profitable for the year. Longer term, it continues to have the highest potential growth rate of Apogee's segments.

FRAMING GLASS CONVERSION CONTINUES. Tru Vue continues to convert the framing industry to its proprietary value-added glass, TruGuard, which protects pictures and art from deteriorating in sunlight and increases profitability for framers. TruGuard sales grew more than 30 percent in fiscal year 2002, a trend that should continue as Michaels Stores, Inc., the nation's largest art and craft retailer, converts a second distribution center to TruGuard early in the year and, for the second year in a row, we expect more than 1,000 independent framers to convert to the product.

Other fiscal 2003 efforts include expansion of sales in Canada through Tru Vue's largest customer, Larson-Juhl, a focus on operational improvement especially in the newer pre-framed art business, and streamlining of the matboard line.

NEW PRODUCTS, NEW MARKETS. Viratec is now focused on diversifying its markets via two products with wider applications. First-surface mirrors, an existing product that improves the quality of projected images, are being sold to the growing projection television market and such customers as Sony, in addition to the scanner and slowing copier industries. Viratec is having initial success with a new anti-reflective coating on acrylic, which brings a new level of technology, quality and cost competitiveness to worldwide markets. Orders have been received for the product from a TV manufacturer to reduce glare on projection TVs and from other information display customers.

To remain competitive in the rapidly changing consumer electronics markets, Viratec has improved its product development process and operations to better respond with quality products that can be manufactured cost effectively.

MARKET OUTLOOK

NORTH AMERICAN FRAMING GLASS MARKET TOTALS $300 MILLION
Tru Vue Leading Fast-Growing Value-Added Glass Segment
(Dollars in millions)


$183 Pre-Framed Art
$117 Custom Framing

(Sources: Home Accents, Russell Field Papers, AFG, The Blackstone Group, Edelmann Scott, Inc., The Advanstar Group, Unity Marketing, American Business Info and Tru Vue)

Tru Vue estimates they have a 65 percent share of the sector of this market that has been converted to value-added glass. Although these retail markets have been impacted by the recession, the glass market is expected to grow 11 percent annually through 2005.

VIRATEC FOCUSING ON GROWING PROJECTION TV MARKET
Viratec has been hit hard by the recession, which has accelerated the replacement of the CRT by flat screen computer monitors. Viratec estimates its markets will grow about 20 percent annually over the next five years as declining demand for aftermarket anti-reflective filters for CRTs is more than offset by emerging markets for projection TV and flat screen products. Viratec is focused on serving the growing projection TV market, estimated to increase 12 percent annually through 2006 by Stanford Resources, with first surface mirrors and new anti-reflective acrylic shields. These markets, along with the display, imaging and art glass markets that Viratec is also working to grow, total approximately $100 million today, based on data from Stanford Resources, DisplaySearch, Semiconductor Industry Association, DataQuest, IDC, Intel, Business Week, Lyra Research, Cap Ventures, InfoTrends, Ducker, various distributors and customers, and Viratec.

Business Sector No.3

AUTOMOTIVE REPLACEMENT GLASS AND SERVICES



SEGMENT AT A GLANCE. Apogee's automotive replacement glass and services companies fabricate, repair and replace automobile windshields and windows.

- Harmon AutoGlass: a U.S. chain of retail auto glass replacement and repair shops.
- Viracon/Curvlite: a U.S. fabricator of aftermarket foreign and domestic car windshields.

Apogee has made great strides in bringing more stability to its auto replacement glass businesses. In fiscal year 2002, these businesses, which include Apogee's minority share of a joint venture, produced operating income and cash flow that approached their most successful past years. Critical to this progress were formation of the PPG Auto Glass, LLC joint venture in fiscal 2001, which also yielded a long-term customer for Apogee's windshield manufacturing unit, and continued cost controls in the company's retail unit.

The automotive replacement glass and services segment, though, remains the company's most challenging unit—it serves a highly competitive, low-growth industry. Currently Apogee's highest priority in this segment is to continue to improve the performance and profitability of its retail auto replacement glass business to allow the segment to be a strong cash flow generator for the company.

JV KEY TO SEGMENT IMPROVEMENTS. Apogee joined with PPG Industries, Inc. in July 2000 to form an automotive replacement glass distribution joint venture (owned 34 percent by Apogee), which reduced overcapacity in that market segment and expanded geographic reach. Although impacted by overall industry softness and pricing, and demand pressures from imported windshields, the joint venture had a net positive impact on Apogee's earnings from equity in affiliates and the automotive segment operating income in fiscal 2002. Amendments made to the supply agreements related to PPG Auto Glass during fiscal year 2002 permanently adjusted pricing for Apogee's windshield manufacturing business, resulting in higher income for the segment but lower earnings for the joint venture.

The joint venture is important to the consistency Apogee is starting to achieve in auto replacement glass. The company's windshield manufacturing unit has a contract with PPG that reduces the unpredictability of the highly competitive and slowed market. Recognizing its strength in short runs, PPG has called upon Viracon/Curvlite to produce an increasing number of smaller volume parts. The manufacturer's ability to quickly introduce replacement parts for new vehicles also should contribute to sustained profitability. Viracon/Curvlite is looking for slight growth from increased recreational vehicle and bus windshield sales, and by marketing its limited automobile windshield capacity beyond PPG needs to other customers.

GROWING RETAIL THE PRIORITY. Improved unit sales by Harmon AutoGlass is also key to the performance of the joint venture, since under the agreement Harmon purchases the majority of its windshields from PPG Auto Glass and is its largest customer. Harmon's ability to regain market share, which in part declined due to strategies to reduce low-margin business, is integral to maintaining the segment's revenues in fiscal year 2003 compared to the prior year, and to improved profitability.

Harmon is focused on increasing sales throughout all its traditional customer segments, ranging from insurance companies and agents to automobile dealers, fleet owners and consumers. Numerous national and local marketing programs are being implemented to heighten awareness of the Harmon brand and its long-standing reputation for safe, secure installations. Proper installations ensure consumers realize the full safety benefits of their cars' windshields, which provide 20 percent or more of the structural integrity of vehicles.

As pricing pressures continue, Harmon plans to further increase operational efficiency, reduce costs and improve service levels through more precise routing and scheduling of mobile windshield replacement services and staffing procedures that provide the flexibility required for a seasonal business.

MARKET OUTLOOK

U.S. AUTO REPLACEMENT GLASS (WHOLESALE) SALES EXPECTED TO INCREASE 4% ANNUALLY
(In billions)



$1.18
$1.23
$1.28
$1.33
$1.38
02
03
04
05
06

(Source: Frost & Sullivan)

U.S. demand for automobile replacement windshields and windows is expected to increase only slightly through 2006, with units to increase about 1 percent annually and pricing about 3 percent for a total of 4 percent revenue growth. However, windshield repairs, which are less costly, are expected to grow at about three times the rate of replacements. The current annual market is approximately 11 million windshield units and 3.5 million side and back windows.

Although one of the largest companies in auto replacement glass retail services, Harmon's share of this fragmented market is only approximately 5 percent. Viracon/Curvlite has approximately 6 percent of the aftermarket windshield manufacturing market.

INTRODUCTION

Apogee Enterprises, Inc. is a world leader in technologies involving the design and development of value-added glass products, services and systems. We are organized in three segments:

- The Architectural Products and Services segment (Architectural) designs, engineers, fabricates, installs, services and renovates the walls of glass and windows comprising the outside skin of commercial and institutional buildings. The businesses in this segment include: Viracon, the leading fabricator of coated, high-performance architectural glass for global markets; Harmon, Inc., the largest U.S. full-service building and glass installation, maintenance and renovation company; Wausau Window and Wall Systems, a manufacturer of custom, aluminum windows and curtainwall systems; and Linetec, a high-performance paint and anodizing finisher.
- Large-Scale Optical Technologies segment (LSO) develops and produces high technology glass that enhances the visual performance of products for the display, imaging and picture framing industries. The businesses in this segment include: Tru Vue, a North American value-added glass and matboard manufacturer for the custom framing and pre-framed art markets; and Viratec Thin Films, a producer of optical thin film coatings for the global display and imaging markets.
- Automotive Replacement Glass and Services segment (Auto Glass) fabricates, repairs and replaces automobile windshields and windows. The businesses in this segment include: Harmon AutoGlass, a U.S. chain of retail auto glass replacement and repair stores; and Viracon/Curvlite, a U.S. fabricator of aftermarket foreign and domestic car windshields.

PERFORMANCE

The relationship between various components of operations, stated as a percent of net sales, is illustrated below for the past three fiscal years.

(Percent of net sales)	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	76.6	79.3	80.1
Gross profit	23.4	20.7	19.9
Selling, general and administrative expenses	17.9	17.0	17.6
Operating income	5.5	3.7	2.3
Interest expense, net	0.7	1.3	1.3
Equity in (loss) income of affiliated companies	(0.1)	0.2	(0.3)
Earnings from continuing operations before income taxes	4.7	2.6	0.7
Income taxes	1.4	1.1	0.4
Earnings from continuing operations	3.3	1.5	0.3
Earnings from discontinued operations, net	0.0	0.2	1.1
Net earnings	3.3%	1.7%	1.4%

Fiscal 2002 Compared to Fiscal 2001

Consolidated net sales decreased 7% in fiscal 2002 to $802.3 million from $865.2 million in fiscal 2001. Net sales decreased 1% compared to the prior year, after being adjusted for the July 2000 formation of PPG Auto Glass, LLC (PPG Auto Glass) joint venture. The results of the Auto Glass distribution unit, which we contributed to the joint venture, were not included in our continuing operations in fiscal 2002, as they were through the second quarter of fiscal 2001. The remaining net decrease is attributable to volume reductions and lower pricing from competitive pressures in the Auto Glass segment and slowdown in the markets served by the LSO segment. These reductions were partially offset by increased revenues in our Architectural segment due to increased volume and more efficient and effective operations. Additionally, fiscal 2002 comprised of 52 weeks versus 53 weeks in fiscal 2001.

On a consolidated basis, cost of sales, as a percentage of net sales, fell to 76.6% for fiscal 2002, improving from 79.3% in fiscal 2001. The primary factors were efficiencies gained in our Architectural segment, as well as cost reductions and sales of higher-margin product mix in that segment. These improvements impacted margin by 3.2%. The net of the formation of the PPG Auto Glass joint venture and pricing amendments to the PPG Auto Glass supply agreements made during the second quarter of fiscal 2002 increased margins by 0.4%. These increases were offset by significant margin reductions within the LSO segment.

Selling, general and administrative (SG&A) expenses, as a percentage of sales, increased to 17.9% from 17.0%, but decreased $3.5 million. Key components attributable to the decline in SG&A expenses were reductions in depreciation, and salaries and related costs in the Auto Glass segment to reduce its overall cost structure. These declines were partially offset by increased performance-based incentive expenses and training costs.

Net interest expense decreased to $5.2 million for fiscal 2002 from $11.1 million in fiscal 2001, reflecting significantly lower borrowing levels and a lower weighted-average interest rate under the revolving credit agreement. Also contributing to this decrease were interest components of tax refunds received during the year.

Our equity in loss from affiliated companies was $1.0 million in fiscal 2002 versus equity in income of $1.5 million in the prior year. The amendments made to the supply agreements related to the PPG Auto Glass joint venture in the current year second quarter led to lower earnings during the year for PPG Auto Glass. This decline was somewhat offset by lower costs at the TerraSun joint venture, which was shut down during the third quarter of fiscal 2002.

Our effective income tax rate of 31.0% of pre-tax earnings from continuing operations decreased from the 39.9% of pre-tax earnings from continuing operations reported in fiscal 2001. This reduction was due to a decrease in tax reserves as a result of the closure of certain tax periods and due to the relationship of permanent book and tax differences.

Our fiscal 2002 earnings from continuing operations increased to $26.1 million or $0.91 diluted earnings per share. This compared to earnings from continuing operations of $13.4 million, or $0.48 diluted earnings per share, a year earlier. The increase in earnings is largely attributable to the revenue and productivity gains within our Architectural segment, a reduced cost structure in the auto glass related businesses, and lower interest and taxes, offset by losses in our LSO segment.

We did not report earnings from operations of discontinued businesses in fiscal 2002. In fiscal 2001, we reported earnings from operations of discontinued businesses of $1.6 million after tax, or $0.06 diluted earnings per share. Our fiscal 2002 net earnings were $26.1 million, or $0.91 diluted earnings per share. This compared to $15.0 million, or $0.54 diluted earnings per share, a year ago.

Segment Analysis

Architectural Products and Services

(In thousands)	2002	2001	2000
Net sales	$479,364	$441,466	$394,104
Operating income	34,396	27,393	20,513
Depreciation and amortization	16,617	16,111	15,693
Capital expenditures	5,078	6,257	23,382
Assets	225,038	225,668	226,929

Architectural net sales for fiscal 2002 increased 9% to $479.4 million from $441.5 million in fiscal 2001. The increase is due to an increase in the number of curtainwall installation projects, due to the new renovation initiatives and growth at new and mature shops, and improved operations allowing for more capacity and shipments at our window systems and curtainwall manufacturing business.

Operating income for the segment in fiscal 2002 increased 26% to $34.4 million from $27.4 million in the prior year. The resultant operating margins increased to 7.2% for fiscal 2002 from 6.2% in fiscal 2001. The majority of the improvement in operating income was driven by sales mix changes to higher margin products and efficiencies in manufacturing in glass fabricating, partially offset by slightly lower margins in installation.

The segment's depreciation and amortization and capital expenditures remained flat for the period compared to prior year. Total assets at the end of fiscal 2002 were consistent with those at the end of fiscal 2001.

Large-Scale Optical Technologies

(In thousands)	2002	2001	2000
Net sales	$ 67,829	$ 90,768	$ 69,934
Operating (loss) income	(4,350)	4,571	(540)
Depreciation and amortization	3,292	5,916	5,354
Capital expenditures	2,229	2,677	17,254
Assets	53,781	68,489	77,538

LSO net sales of $67.8 million decreased 25% over fiscal 2001. The decrease in net sales and resulting operating loss were a direct result of the severe downturn in the PC industry and the slowdown in retail framing markets, along with the closure of the San Diego facility during the first quarter of the year. LSO reported an operating loss of $4.4 million for fiscal 2002, compared to operating income of $4.6 million for fiscal 2001.

Depreciation and amortization decreased to $3.3 million for fiscal 2002 from $5.9 million for the prior year due to sale and leaseback agreements entered into on certain production equipment during fiscal 2001. The leases are accounted for as operating leases in accordance with SFAS No. 13, *Accounting for Leases*. Capital expenditures for fiscal year 2002 were $2.2 million compared to $2.7 million in fiscal 2001.

Total assets decreased to $53.8 million at the end of fiscal 2002 from $68.5 million at the end of fiscal 2001. This decrease is attributable to the sale of assets from the shutdown of the San Diego facility, and an overall reduction in working capital requirements due to the slowdown.

Automotive Replacement Glass and Services

(In thousands)	2002	2001	2000
Net sales	$255,133	$333,311	$377,499
Operating income	16,088	1,429	184
Depreciation and amortization	6,527	11,873	10,615
Capital expenditures	3,101	5,922	3,918
Assets	84,508	96,595	123,040

Auto Glass net sales decreased 23% to $255.1 million in fiscal 2002. Segment revenues, which declined 9% compared to fiscal 2001 after being adjusted for the PPG Auto Glass joint venture, decreased due to reduced retail unit volumes from loss of market share and lower prices as a result of competitive pricing pressures. Market data indicates that unit demand for replacement auto glass in the U.S. increased 4% during fiscal 2002.

Auto Glass operating income increased to $16.1 million for fiscal 2002 from operating income of $1.4 million in fiscal 2001 due to a combination of improvements in the retail business and changes in PPG Auto Glass supply agreements. Approximately 70% of the operating income improvement resulted from amendments made to the supply agreements related to the PPG Auto Glass joint venture, effective beginning the second quarter of this year. These amendments permanently adjusted pricing to the joint venture from our windshield manufacturing business, resulting in higher income for the segment. The remaining gains were the result of operational improvements and cost reductions implemented late fiscal 2001 for retail. At the end of fiscal 2002, Auto Glass had 270 Harmon AutoGlass retail locations and 174 co-branded facilities. The segment continues to pursue opportunities to increase utilization and improve efficiencies.

Depreciation and amortization decreased to $6.5 million for fiscal 2002 from $11.9 million for the prior year. This is the result of certain significant computer hardware and software applications becoming fully depreciated during fiscal 2001. Capital expenditures for fiscal year 2002 were $3.1 million compared to $5.9 million in fiscal 2001.

Total assets decreased to $84.5 million at the end of fiscal 2002 from $96.6 million at the end of fiscal 2001. This decrease is attributable to the reduction of distribution business assets not included in the contribution to the PPG Auto Glass joint venture. We sold certain remaining assets and realized the reduction of working capital assets. In addition, there were reductions in working capital requirements due to the reductions of receivables in the retail business.

Fiscal 2001 Compared to Fiscal 2000

Consolidated net sales increased 3% in fiscal 2001 to $865.2 million from $840.5 million in fiscal 2000. The results of the Auto Glass distribution unit, which Apogee contributed to the PPG Auto Glass joint venture, were not included in Apogee's continuing operations for the third and fourth quarters of fiscal 2001, as they were through the second quarter of fiscal 2001. Fiscal 2001 revenues grew 11% compared to the prior year after being adjusted for the formation of the joint venture. The majority of the increase is attributable to increased unit production due to the full-year impact of plant expansions completed during fiscal 2000, enhanced equipment utilization and the impact of fiscal year 2001 acquisitions. Additionally, fiscal 2001 comprised of 53 weeks while fiscal 2000 comprised of 52 weeks.

On a consolidated basis, cost of sales, as a percentage of net sales, fell to 79.3% for fiscal 2001, improving from 80.1% in fiscal 2000. The primary factors underlying the resulting increase in gross profit percentage were improved performance attributable to enhanced manufacturing performance within the Architectural and Large-Scale Optical segments, as well as cost reduction initiatives within the Automotive Replacement Glass segment. These improvements were partially offset by higher general liability and health insurance related expenses across all segments.

Selling, general and administrative (SG&A) expenses, as a percentage of sales, decreased to 17.0% from 17.6%. After being adjusted for the formation of the PPG Auto Glass joint venture, SG&A expenses decreased, as a percentage of sales, from 18.5% in fiscal 2000. The primary factor for the decrease was due to the cost reduction initiatives implemented at the Automotive Replacement Glass segment, as well as reductions in expenses related to doubtful accounts across all segments. These were offset by increases in amounts expensed for bonuses and incentives.

Net interest expense rose slightly to $11.1 million, or 1.3% of sales, in fiscal 2001. The increase reflected higher weighted-average interest rates under the Company's revolving credit agreement. This was somewhat offset by lower average borrowing levels during fiscal 2001 as compared to fiscal 2000.

Apogee's equity in income from affiliated companies was $1.5 million in fiscal 2001 compared to equity in loss from affiliated companies of $2.8 million a year ago. Income associated with the Company's PPG Auto Glass joint venture, including rationalization and other transaction related adjustments, was offset by the Company's TerraSun research and development joint venture. The PPG Auto Glass joint venture formed on July 29, 2000, combined the Company's and PPG Industries, Inc.'s (PPG) U.S. automotive replacement glass distribution businesses into a newly formed entity, PPG Auto Glass, with the Company having a 34% ownership interest in the joint venture. Fiscal 2000 results were largely attributable to TerraSun.

Apogee's effective income tax rate of 39.9% of pre-tax earnings from continuing operations decreased from the 50.8% of pre-tax earnings from continuing operations reported in fiscal 2000. This reduction is due to the relationship of book and tax differences as a percentage of pre-tax income.

Apogee's fiscal 2001 earnings from continuing operations increased to $13.4 million or $0.48 diluted earnings per share. This compared to earnings from continuing operations of $3.1 million, or $0.11 diluted earnings per share, a year earlier.

The Company reported earnings from operations of discontinued businesses of $1.6 million after tax, or $0.06 diluted earnings per share for fiscal 2001 as compared to $9.1 million after tax, or $ 0.33 diluted earnings per share, a year earlier.

Apogee's fiscal 2001 net earnings were $15.0 million, or $0.54 diluted earnings per share. This compared to $12.2 million, or $0.44 diluted earnings per share, a year ago. The return on average shareholders' equity was 10.5% for fiscal 2001 versus 9.1% for fiscal 2000.

Segment Analysis

Architectural Products and Services

Architectural net sales for fiscal 2001 increased 12% over fiscal 2000. Viracon reported an increase in net sales of 18%, mostly due to the increased capacity from the full-year impact associated with the completion of the Statesboro facility. Additionally, strong customer demand for Viracon's high-performance architectural glass products significantly improved sales volume. Harmon, Inc. reported a 19% increase in net sales, primarily due to an increased number of curtainwall installation projects and Linetec improved sales by 5%. These increases were offset by a slowdown in shipments at Wausau Window and Wall Systems due to the facility not being able to fill its available short lead-time capacity during the second half of the year.

Operating income for the segment of $27.4 million represented an increase of 34% over prior year. This was the result of increased production capacity and improved utilization at Viracon as well as increased earnings at Harmon, Inc. and Linetec. These increases were partially offset by reductions in earnings at Wausau Window and Wall Systems.

The Architectural segment backlog, at March 3, 2001, remained at record levels of $190.0 million, compared to $153.6 million at February 26, 2000.

Large-Scale Optical Technologies

LSO net sales of $90.8 million represented a 30% increase over fiscal 2000. Tru Vue reported a 25% improvement in sales due to increased demand for their high margin, value-added glass products. Additionally, Tru Vue expanded its pre-framed art business through the acquisitions of Balangier Fine Art and Designs, and Corporate Art Services, Inc. These acquisitions represent 40% of the Tru Vue increase for fiscal 2001 sales. Viratec reported a net sales increase of 37% over fiscal 2000 levels due to strong operational improvement that allowed for significant volume growth.

LSO operating income of $4.6 million for fiscal 2001 compared favorably to an operating loss of $0.5 million for fiscal 2000. The increase was the result of the increased sales volume at both of the segment's operations as well as the impact of sales of higher margin products from Tru Vue and improved equipment utilization at Viratec. These increases were offset by acquisition related integration costs at Tru Vue and the impact of shutdown costs for Viratec's San Diego facility. The shutdown of the San Diego facility will not have a material impact on next year's financial results.

Automotive Replacement Glass and Services

Auto Glass net sales decreased 12% to $333.3 million in fiscal 2001. Fiscal 2001 revenues for the segment grew 4% compared to the prior year after being adjusted for the formation of the PPG Auto Glass joint venture. Net sales of the auto glass retail unit decreased 2% compared with those of a year ago due, in part, to soft demand for auto replacement glass services. The retail unit volume decrease was offset by unit price increases. Market data indicates that unit demand for replacement auto glass in the U.S. rose 4.2% during fiscal 2001. In an effort to improve margins, Harmon AutoGlass closed retail facilities and implemented strategies to reduce low margin business. This resulted in a reduction in volume of 14.9%.

Auto Glass operating income increased to $1.4 million for fiscal 2001 from operating income of $0.2 million in fiscal 2000. During fiscal 2001, as part of the Company's initiative to maintain customer service and reduce costs, Harmon AutoGlass reduced headcount through position eliminations, closed 37 underperforming stores, or nearly 11% of its retail locations, and transitioned call center operations to APAC Customer Services, Inc. Harmon AutoGlass continued to maintain a presence in most markets where shop closings occurred. Viracon/Curvlite reported slightly increased operating income over the prior year.

At the end of fiscal 2001, Auto Glass had 287 Harmon AutoGlass retail locations and 167 co-branded facilities. The segment continues to explore opportunities to increase utilization and improve efficiencies.

Related Party Transactions

As a result of our 34% interest in PPG Auto Glass, of which PPG has the remaining interest, various contracts and transactions the Company enters into with PPG Auto Glass are deemed to be "related party" transactions. Under the terms of this multi-year agreement, the Company's retail auto glass business is committed to purchasing at least 75% of its replacement windshield needs from PPG Auto Glass. The terms are negotiated on an arms length basis. We believe that the amounts paid for such transactions represent the amounts that would normally be paid to unrelated third parties for similar transactions.

Discontinued Operations

During fiscal 2001, the Company completed the sale of substantially all of the assets of VIS'N Service Corporation (VIS'N), a non-auto glass focused, third-party administered claims processor, in two separate transactions with no impact to net earnings. In fiscal 2000, the Company completed the sale of 100% of the stock of its large-scale domestic curtainwall business, Harmon, Ltd. The sale of Harmon, Ltd. and the Company's detention/security business in fiscal 1999, combined with the fiscal 1998 exit from international curtainwall operations effectively removed the Company from the large-scale construction business. All of the above-mentioned businesses are presented as discontinued operations in the accompanying financial statements and notes. Prior periods have been restated.

At March 2, 2002, accruals totaling $19.7 million represented the remaining estimated future cash outflows associated with the exit from discontinued operations. The majority of these cash expenditures are expected to be made within the next two to three years. The primary components of the accrual relate to the remaining exit costs from the international curtainwall operations of our large-scale construction business, legal costs and other costs associated with the proceedings noted above. The long-term elements within the accrual related to the international curtainwall operations include bonds outstanding of which the precise degree of liability related to these matters will not be known until they are settled within the U.K. and French courts, and product liability issues, consisting of warranty and rework issues on these international construction projects.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 regarding accounting for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet either as an asset or liability measured at fair value. SFAS No. 133 requires changes in the derivative's fair value to be recognized in earnings or, for derivatives that hedge market risk related to future cash flows, in accumulated other comprehensive loss/income, unless specific hedge accounting criteria are met. The Company adopted SFAS No. 133 on March 4, 2001 and determined its derivative instruments, consisting of interest rate swap agreements, qualify for hedge accounting treatment. The adoption resulted in the Company recording the fair value of its interest rate swap agreements as a liability for $1.8 million with an offsetting adjustment to other comprehensive earnings, net of tax, of $1.1 million. The net present liability associated with these interest rate swap agreements was $2.5 million at March 2, 2002.

In June 2001, FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, amortization of goodwill and indefinite-lived intangible assets will cease and instead the carrying value of these assets will be evaluated for impairment by applying a fair-value based test on at least an annual basis. We must adopt SFAS No. 142 on March 3, 2002 and we are currently evaluating the effects adoption will have on our consolidated financial statements. Goodwill amortization expense recorded during fiscal 2002 was $1.5 million.

In August 2001, FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement, which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, will be adopted on March 3, 2002, with no impact on our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

(In thousands, except percentages)	2002	2001
Cash provided by operations	$ 53,284	$ 62,069
Capital expenditures	10,466	14,823
Proceeds from dispositions of property	5,598	17,834
Payments on long-term debt, net	38,296	60,703
Debt to invested capital	26.0%	37.6%

Operating Activities

Cash provided by continuing operating activities of $53.3 million decreased by $8.8 million compared to last year. This is the result of increasing working capital by $0.6 million versus a reduction of $8.4 million in fiscal 2001. Net income plus noncash charges was essentially flat compared to the prior year.

Investing Activities

Fiscal 2002 investing activities used cash of $3.2 million as compared to $1.1 million of cash provided in fiscal 2001 as a result of the receipt of $16.0 million related to a sales and leaseback transaction of operating equipment in the prior year. New capital investment in fiscal 2002 totaled $10.5 million, versus $14.8 million and $44.0 million in fiscal 2001 and 2000, respectively. The decreases over the past two years are the result of completing and starting up the significant projects initiated over the preceding two years.

In fiscal 2003, the Company expects to incur capital expenditures as necessary to maintain existing facilities and information systems. Fiscal 2003 expenditures are expected to be less than $25.0 million.

In fiscal 2002, the Company had proceeds on the sale of certain land, buildings and equipment totaling $5.6 million compared to $17.8 million in fiscal 2001. Included in the fiscal 2002 and fiscal 2001 amounts were sales and leaseback agreements on miscellaneous equipment totaling $2.1 million and $16.0 million, respectively. We are not expecting to have any such agreements for fiscal 2003.

Financing Activities

Payments on long-term debt decreased to $38.3 million for fiscal 2002 from $60.7 million for fiscal 2001. We continued to focus on debt reduction during fiscal 2002, evidenced by the reduction in our debt to invested capital percentage, which improved to 26.0% at the end of fiscal 2002 from 37.6% at the end of fiscal 2001. Long-term debt, including current installments of $0.6 million, stood at $69.7 million at March 2, 2002 compared to $104.5 million at March 3, 2001. The majority of our long-term debt at the end of the year, $60.7 million, consisted of bank borrowings under a syndicated revolving credit facility.

Other Financing Activities

	Future Cash Payments Due by Period		
(In thousands)	2003	2004	After 2004
Long-term debt	$ 640	$ 61,240	$ 7,858
Operating leases (undiscounted)	15,317	11,944	27,804
Other obligations	382	183	25
Total cash obligations	$ 16,339	$ 73,367	$ 35,687

For fiscal 2003, we expect that outstanding borrowings will generally decline over the course of the year. We believe that current cash on hand, cash generated from operating activities, and the available credit facility should be adequate to fund our working capital requirements and planned capital expenditures through fiscal 2003. If we are unable to generate enough cash through operations to satisfy our working capital requirements and planned capital expenditures, we have available funds from our syndicated revolving credit facility.

On March 2, 2002, we had a total of $125.0 million available under the syndicated revolving credit facility of which $60.7 million was in use. This facility, which expires in May 2003, permits borrowing at competitive interest rates and is available for general corporate purposes. During fiscal 2001, we reduced the credit facility from $275.0 million to $200.0 million. During fiscal 2002, we reduced the credit facility from $200.0 million to $125.0 million. Our receivables, inventory, equipment and intangibles secure the credit facility. Based upon our satisfaction of certain financial covenants during fiscal 2001, we have the right to cause this security interest to be released upon our request. At March 2, 2002, we were in compliance with all financial covenants of the credit facility.

In April 2002, we expect to enter into a new, four-year, unsecured, committed credit facility in the amount of $125.0 million. This credit facility will require us to maintain a level of net worth and certain financial ratios. These ratios include maintaining an interest coverage ratio (EBITDA divided by interest expense) of more than 3.0 and a debt to EBITDA ratio of less than 3.0. At March 2, 2002, these ratios were 9.8 and 1.0, respectively. If we are not in compliance with these ratios at the end of any quarter, the debt can be accelerated. Upon establishment of this new credit facility, the parties to the previously existing $125.0 million secured credit facility are expected to agree to terminate the previously existing credit facility.

During fiscal 2002, $2.0 million of variable rate industrial revenue bonds were issued and the resulting proceeds were loaned to us to finance a portion of our capital projects in Faribault, MN and McCook, IL. In April 2002, an additional $1.0 million of variable rate industrial bonds were issued and the resulting proceeds were loaned to the Company to finance a portion of our capital projects in Wausau, WI.

In fiscal 1999, we entered into an interest rate swap agreement, which expires in fiscal 2004, that effectively converted $25.0 million of variable rate borrowings into a fixed rate obligation. In fiscal 2000, we entered into an interest rate swap agreement, which expires in fiscal 2003, which effectively converted $10.0 million of variable rate borrowings into a fixed rate obligation. During fiscal 2002, we extended each of these swap agreements one year and modified the fixed rate obligation.

We experienced a material increase in our risk retention for our third-party product liability coverages effective for fiscal 2003. A material rework event would have a material adverse effect on our operating results.

From time to time, we acquire the use of certain assets such as warehouses, automobiles, forklifts, trucks, office equipment and some manufacturing equipment through operating leases. Many of these operating leases have termination penalties. However, because the assets are used in the conduct of our business operations, it is unlikely that any significant portion of these operating leases would be terminated prior to the normal expiration of their lease terms. Therefore, we consider the risk related to termination penalties to be minimal.

OUTLOOK

Overall revenue growth for fiscal 2003 versus fiscal 2002 is anticipated to be flat to low single digits, with year-on-year growth occurring in the second half.

- Architectural segment is expected to have flat to low single digit revenue growth for the year, with second half growth dependent on an improving construction industry. The segment's focus on complex, value-added projects results in longer lead times from project approval to production, creating the temporary softness moving from the fourth quarter of fiscal 2002 into the first quarter of fiscal 2003.
- LSO segment revenues are expected to grow in the high single digits, driven by the timing of improvements in retail consumer electronics and framing markets and the expected success of new product initiatives.
- Automotive replacement glass segment revenues are expected to be approximately flat, as single digit windshield volume growth is slightly offset by customer mix and competitive pricing. Volume growth will be driven by improving industry conditions and retail's ability to gain market share.

Gross margin percentages are expected to improve slightly, with operating efficiencies achieved largely through Six Sigma and other process improvement initiatives, which should offset increases in wages, health care and insurance costs. At the same time, there is expected to be increased margin pressure in the Architectural and Auto Glass segments driven by competitive actions in soft markets. Selling, general and administrative expenses will grow slightly, as will the amount as a percent of sales, due to investments in marketing and information technology initiatives.

Earnings per share are expected to grow, with the year-on-year growth anticipated to begin starting in the third quarter when the improving economy should positively impact Apogee's value-added architectural and LSO businesses.

CRITICAL ACCOUNTING POLICIES

Management has evaluated the accounting policies used in the preparation of the accompanying financial statements and related notes and believes those policies to be reasonable and appropriate. We believe that the most critical accounting policies applied in the presentation of our financial statements relate to accounting for contingencies, under which we accrue a loss when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies, by their nature, relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. The most important contingencies impacting our financial statements are as follows:

- **Collectibility of accounts receivable** – We establish allowances for doubtful accounts for specifically identified, as well as anticipated, doubtful accounts based on credit profiles of our customers, current economic trends, contractual terms and conditions, and historical payment experience. We feel that there is no concentration of credit risk due to the diversity of our markets, channels of distribution, and the geographic location of customers.
- **Disputes and claims regarding product liability and warranties** – Occasionally, we are subject to claims associated with our products and services, principally as a result of disputes with our customers involving our architectural products. The time period from when a claim is asserted to when it is resolved either by dismissal, negotiation, settlement or litigation can be several years. Additionally, while we maintain product liability insurance, the arrangements include significant self-retention of risk in the form of policy deductibles. In addition, certain claims could be determined to be uninsured. We accrue based on our estimates of known claims, as well as anticipated claims for possible product warranty and rework costs.
- **Discontinued operations** – We accrue for the remaining estimated future cash outflows associated with the exit from discontinued operations. The majority of these cash expenditures are expected to be made within the next two to three years. The primary components of the accrual relate to the remaining exit costs from the international curtainwall operations of our large-scale construction business. These long-term accruals include settlement of the outstanding bonds, of which the precise degree of liability related to these matters will not be known until they are settled within the U.K. and French courts; and product liability issues and legal costs may be incurred, as they relate to our warranties and possible rework issues on the international and domestic construction projects.
- **Self-insurance reserves** – We obtain substantial amounts of commercial insurance for potential losses for general liability, workers' compensation and automobile liability risk. However, an amount of risk is retained on a self-insured basis through a wholly owned insurance subsidiary. Reserve requirements are established based on actuarial projections of ultimate losses.
- **Taxes** – We estimate our income taxes for each of the jurisdictions in which we operate. We include differences between our deferred tax assets and tax liabilities in our consolidated balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. Significant judgment is required in determining our provisions for income taxes, our deferred tax assets and liabilities, and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets.

As part of our ongoing financial reporting process, a collaborative effort is undertaken involving Apogee managers with financial responsibility for financial reporting, credit, product and project management, quality, legal, and tax and outside advisors such as consultants, engineers, lawyers and actuaries. The results of this effort provides management with the necessary information on which to base their judgments on these contingencies and develop the estimates used to prepare the financial statements. We believe that the amounts recorded in the accompanying financial statements related to these contingencies are based on the best estimates and judgments of the appropriate Apogee management. However, outcomes could differ from our estimates and could materially adversely affect our future operating results, financial position and cash flows.

IMPACT OF INFLATION

Our financial statements are prepared on a historical cost basis, which does not completely account for the effects of inflation. The cost of uncoated glass, one of our primary raw materials, was slightly higher as compared to the prior year as our vendors were able to pass on the impact of higher natural gas costs for part of the year. In the case of our glass fabrication unit, we were able to pass a portion of this cost onto our customers so there was relatively no impact. We expect the cost of glass to be flat or increase slightly in fiscal 2003. While our construction and supply contracts are at fixed prices, the material components are usually based on firm quotes obtained from suppliers. Labor costs, including taxes and fringe benefits, rose in fiscal 2002 and a moderate increase also can be anticipated for fiscal 2003. While these and other inflationary and market pressures on costs are expected in fiscal 2003, we anticipate that ongoing improvements in manufacturing efficiencies and reductions in overhead will mitigate the negative effect of inflation and selling prices on fiscal 2003 operating income.

MARKET RISKS

Our principal market risk is sensitivity to interest rates, which is the risk that changes in interest rates will reduce net earnings of the Company. To manage our direct risk from changes in market interest rates, management actively monitors the interest sensitive components of our balance sheet, primarily debt obligations, as well as market interest rates in order to minimize the impact of changes in interest rates on net earnings and cash flow.

We use interest swaps to fix a portion of our variable rate borrowings from fluctuations in interest rates. As of March 2, 2002, we had interest swaps covering $35.0 million of variable rate debt. The net present liability associated with these swaps is $2.5 million at the end of fiscal 2002.

The primary measure of interest rate risk is the simulation of net income under different interest rate environments. The approach used to quantify interest rate risk is a sensitivity analysis. This approach calculates the impact on net earnings, relative to a base case scenario, of rates increasing or decreasing gradually over the next 12 months by 200 basis points. This change in interest rates affecting our financial instruments would result in approximately a $0.1 million impact to net earnings. As interest rates increase, net earnings decrease; as interest rates decrease, net earnings increase.

We have a policy of using forward exchange contracts to hedge our net exposures, by currency, related to the foreign currency-denominated monetary assets and liabilities, and future firm commitments of our operations. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements. The primary objective of these hedging activities is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

As of March 2, 2002, we had $2.1 million of forward contracts outstanding. A 10% adverse change in foreign exchange rates would result in exchange losses from these contracts that would, in all material respects, be fully offset by exchange gains on the underlying net monetary exposures for which the contracts are designated as hedges.

FORWARD LOOKING STATEMENTS

This discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "should" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forecasts and projections in this document are "forward-looking statements," and are based on management's current expectations or beliefs of the Company's near-term results, based on current information available pertaining to the Company, including the risk factors noted below.

The Company wishes to caution investors that any forward-looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to, those noted below. There can be no assurances given that Harmon AutoGlass will effectively leverage its operational improvements to recapture market share and increase sales. There can be no assurances that PPG Auto Glass, Apogee's automotive replacement glass distribution joint venture with PPG Industries, will achieve favorable long-term operating results. In addition, there can be no assurances that Apogee's Architectural segment, which serves high-end markets with value-added products, will not be further impacted by the slowed economy. There also can be no assurances that there will not be additional erosion in the LSO segment revenues due to the severe downturn in the PC industry and a slowdown in retail markets.

A number of other factors should be considered in conjunction with this report's forward-looking statements, any discussion of operations or results by the Company or its representatives and any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company. These other factors are set forth in the cautionary statement filed as Exhibit 99 to the Company's Annual Report on Form 10-K, and include, without limitation, cautionary statements regarding changes in economic and market conditions, factors related to competitive pricing, quality, facility utilization, new product introductions, seasonal and cyclical conditions and customer dependency. Also included are other risks related to financial risk, self-insurance, environmental risk and discontinued operations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

FY 2002: CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	March 2, 2002	March 3, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 15,361	$ 4,689
Receivables, net of allowance for doubtful accounts	115,159	121,461
Inventories	36,022	40,434
Deferred tax assets	4,875	4,854
Other current assets	3,667	3,753
Total current assets	175,084	175,191
Property, plant and equipment, net	128,515	147,593
Marketable securities available for sale	22,825	24,451
Investments in affiliated companies	29,361	32,530
Intangible assets, at cost less accumulated amortization of $13,940 and $12,520, respectively	49,387	50,145
Other assets	3,944	2,769
Total assets	$ 409,116	$ 432,679
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 51,887	$ 59,537
Accrued expenses	57,766	57,571
Current liabilities of discontinued operations, net	3,740	2,578
Billings in excess of costs and earnings on uncompleted contracts	6,127	10,330
Accrued income taxes	7,079	7,093
Current installments of long-term debt	640	328
Total current liabilities	127,239	137,437
Long-term debt, less current installments	69,098	104,206
Other long-term liabilities	25,867	24,466
Liabilities of discontinued operations, net	15,978	18,278
Commitments and contingent liabilities (Notes 6, 13 and 17)		
Shareholders' equity		
Common stock of $0.33⅓ par value; authorized 50,000,000 shares; issued and outstanding, 28,334,000 and 27,825,000, respectively	9,445	9,275
Additional paid-in capital	50,521	45,773
Retained earnings	113,382	93,543
Unearned compensation	(1,547)	(757)
Accumulated other comprehensive (loss) income	(867)	458
Total shareholders' equity	170,934	148,292
Total liabilities and shareholders' equity	$ 409,116	$ 432,679

See accompanying notes to consolidated financial statements.

FY 2002: CONSOLIDATED RESULTS OF OPERATIONS

(In thousands, except per share data)	Year-Ended March 2, 2002	Year-Ended March 3, 2001	Year-Ended February 26, 2000
Net sales	$ 802,315	$ 865,200	$ 840,488
Cost of sales	614,587	686,203	673,253
Gross profit	187,728	178,997	167,235
Selling, general and administrative expenses	143,601	147,103	147,817
Operating income	44,127	31,894	19,418
Interest expense, net	5,215	11,122	10,359
Equity in (loss) income of affiliated companies	(1,026)	1,465	(2,817)
Earnings from continuing operations before income taxes	37,886	22,237	6,242
Income taxes	11,744	8,876	3,171
Earnings from continuing operations	26,142	13,361	3,071
Earnings from discontinued operations, net of income taxes	—	1,641	9,104
Net earnings	$ 26,142	$ 15,002	$ 12,175
Earnings per share — basic			
Continuing operations	$ 0.94	$ 0.48	$ 0.11
Discontinued operations	—	0.06	0.33
Net earnings	$ 0.94	$ 0.54	$ 0.44
Earnings per share — diluted			
Continuing operations	$ 0.91	$ 0.48	$ 0.11
Discontinued operations	—	0.06	0.33
Net earnings	$ 0.91	$ 0.54	$ 0.44
Weighted average basic shares outstanding	27,910	27,675	27,603
Weighted average diluted shares outstanding	28,817	27,898	27,794

See accompanying notes to consolidated financial statements.

FY 2002: CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive (Loss) Income	Comprehensive Earnings
Balance at February 27, 1999	27,623	$ 9,208	$ 41,903	$ 80,194	$ (721)	$ 80	
Net earnings	—	—	—	12,175	—	—	$ 12,175
Unrealized loss on marketable securities, net of $204 tax benefit	—	—	—	—	—	(382)	(382)
Unearned compensation, net	—	—	—	—	(167)	—	
Tax benefit associated with stock plans	—	—	803	—	—	—	
Common stock issued	309	103	2,678	—	—	—	
Common stock repurchased and retired	(189)	(63)	(278)	(1,928)	—	—	
Cash dividends ($0.21 per share)	—	—	—	(5,833)	—	—	
Balance at February 26, 2000	27,743	$ 9,248	$ 45,106	$ 84,608	$ (888)	$ (302)	$ 11,793
Net earnings	—	—	—	15,002	—	—	$ 15,002
Unrealized gain on marketable securities, net of $407 tax expense	—	—	—	—	—	760	760
Unearned compensation, net	—	—	—	—	131	—	
Tax benefit associated with stock plans	—	—	236	—	—	—	
Common stock issued	118	39	493	—	—	—	
Common stock repurchased and retired	(36)	(12)	(62)	(233)	—	—	
Cash dividends ($0.21 per share)	—	—	—	(5,834)	—	—	
Balance at March 3, 2001	27,825	$ 9,275	$ 45,773	$ 93,543	$ (757)	$ 458	$ 15,762
Net earnings	—	—	—	26,142	—	—	$ 26,142
Unrealized gain on marketable securities, net of $112 tax expense	—	—	—	—	—	207	207
Initial impact of adoption of SFAS No. 133, net of $672 tax benefit	—	—	—	—	—	(1,109)	(1,109)
Unrealized loss on derivatives, net of $257 tax benefit	—	—	—	—	—	(423)	(423)
Unearned compensation, net	—	—	—	—	(790)	—	
Tax benefit associated with stock plans	—	—	400	—	—	—	
Common stock issued	542	181	4,396	—	—	—	
Common stock repurchased and retired	(33)	(11)	(48)	(225)	—	—	
Cash dividends ($0.215 per share)	—	—	—	(6,078)	—	—	
Balance at March 2, 2002	28,334	$ 9,445	$ 50,521	$ 113,382	$ (1,547)	$ (867)	$ 24,817

See accompanying notes to consolidated financial statements.

FY 2002: CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year-Ended March 2, 2002	Year-Ended March 3, 2001	Year-Ended February 26, 2000
OPERATING ACTIVITIES			
Net earnings	$ 26,142	$ 15,002	$ 12,175
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net earnings from discontinued operations	—	(1,641)	(9,104)
Depreciation and amortization	27,034	34,229	33,019
Deferred income taxes	(515)	4,832	(3,524)
Dividends received in excess of (less than) the results from equity investments	3,437	(4,040)	152
(Gain) loss on disposal of assets	(1,935)	2,102	28
Other, net	(249)	3,201	316
Changes in operating assets and liabilities, net of effect of acquisitions:			
Receivables	6,302	4,292	(6,828)
Inventories	4,539	5,394	637
Accounts payable and accrued expenses	(6,613)	(856)	14,258
Billings in excess of costs and earnings on uncompleted contracts	(4,203)	503	(1,795)
Refundable and accrued income taxes	(655)	(949)	2,209
Net cash provided by operating activities	53,284	62,069	41,543
INVESTING ACTIVITIES			
Capital expenditures	(10,466)	(14,823)	(44,025)
Proceeds from sales of property, plant and equipment	5,598	17,834	14,672
Acquisition of businesses, net of cash acquired	(247)	(3,602)	(1,983)
Purchases of marketable securities	(8,438)	(7,900)	(17,469)
Sales/maturities of marketable securities	10,383	9,570	19,169
Net cash (used in) provided by investing activities	(3,170)	1,079	(29,636)
FINANCING ACTIVITIES			
Decrease in net borrowings under revolving credit agreement	(35,300)	(60,500)	(8,200)
Proceeds from issuance of long-term debt	2,000	—	7,650
Payments on long-term debt	(2,996)	(203)	(1,294)
Increase in deferred debt expense	(223)	(563)	(334)
Proceeds from issuance of common stock	4,577	532	2,781
Repurchase and retirement of common stock	(284)	(307)	(2,269)
Dividends paid	(6,078)	(5,834)	(5,833)
Net cash used in financing activities	(38,304)	(66,875)	(7,499)
Cash (used in) provided by discontinued operations	(1,138)	1,224	1,466
Increase (decrease) in cash and cash equivalents	10,672	(2,503)	5,874
Cash and cash equivalents at beginning of year	4,689	7,192	1,318
Cash and cash equivalents at end of year	$ 15,361	$ 4,689	$ 7,192
Supplemental schedule of non-cash investing activities:			
Net assets contributed to PPG Auto Glass, LLC (see Note 5)	$ —	$ 30,359	$ —
Net assets acquired through assumption of debt (see Note 12)	1,500	684	—

See accompanying notes to consolidated financial statements.

one SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED DATA

Basis of Consolidation. The consolidated financial statements include the accounts of Apogee Enterprises, Inc., a Minnesota corporation, and all majority-owned subsidiaries (the Company). The equity method is used to account for the Company's joint ventures. Transactions between Apogee and its subsidiaries have been eliminated in consolidation. Certain amounts from prior-years' financial statements have been reclassified to conform with this year's presentation. Apogee's fiscal year ends on the Saturday closest to February 28. Fiscal year 2002 and 2000 each consisted of 52 weeks, while fiscal 2001 consisted of 53 weeks.

Cash and Cash Equivalents. Investments with an original maturity of three months or less are included in cash and cash equivalents.

Inventories. Inventories, which consist primarily of purchased glass and aluminum, are valued at the lower of cost or market. Approximately 96% of the inventories are valued by use of the last-in, first-out (LIFO) method, which does not exceed market. If the first-in, first-out (FIFO) method had been used, inventories would have been $3.4 million and $3.1 million higher than reported at March 2, 2002, and March 3, 2001, respectively.

Property, Plant and Equipment. Property, plant and equipment are carried at cost. Significant improvements and renewals are capitalized. Repairs and maintenance are charged to expense as incurred. Depreciation is computed on a straight-line basis, based on estimated useful lives of 20 to 40 years for buildings and 2 to 15 years for equipment.

Intangible Assets and Amortization. Intangible assets consist principally of the excess of cost over the fair value of net assets acquired (goodwill) and are amortized on a straight-line basis, primarily over 40 years. Amortization expense amounted to $2.3 million, $2.4 million and $2.3 million in 2002, 2001 and 2000, respectively.

Long-Lived Assets. The carrying value of long-lived assets such as property, plant and equipment and intangible assets is reviewed when circumstances suggest that the assets have been impaired. If this review indicates that the long-lived assets will not be recoverable based on the estimated undiscounted cash flows over the remaining amortization period, the carrying value of such assets are reduced to estimated fair value.

Financial Instruments. Unless otherwise noted, the Company's financial instruments approximate fair value.

Self-Insurance. The Company obtains substantial amounts of commercial insurance for potential losses for general liability, workers' compensation and automobile liability risk. However, a reasonable amount of risk is retained on a self-insured basis through a wholly owned insurance subsidiary, Prism Assurance, Inc. (Prism). Reserve requirements are established based on actuarial projections of ultimate losses. Losses estimated to be paid within 12 months are classified as accrued expenses, while losses expected to be payable in later periods are included in other long-term liabilities.

Revenue Recognition. The Company recognizes revenue from construction contracts on a percentage-of-completion basis, measured by the percentage of costs incurred to date to estimated total costs for each contract. Contract costs include materials, labor and other direct costs related to contract performance. Provisions are established for estimated losses, if any, on uncompleted contracts in the period in which such losses are determined. Amounts representing contract change orders, claims or other items are included in sales only when they have been approved by customers. Revenue from the sale of products or services provided and the related cost of sales are recorded upon shipment or as services are rendered. In a small number of instances the Company also recognizes revenue on a bill and hold basis, in which revenue is recognized at the time of billing, and the product is shipped at a later date, as agreed upon by the Company and the customer.

Income Taxes. The Company accounts for income taxes as prescribed by Statements of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires use of the asset and liability method. This method recognizes deferred tax assets and liabilities based upon the future tax consequences of temporary differences between financial and tax reporting.

Foreign Currency. The financial statements of foreign operations have been translated to U.S. dollars, using the rules of SFAS No. 52, *Foreign Currency Translation.* Balance sheet accounts are stated in U.S. dollars, generally at the year-end exchange rate. Results of operations are translated at average exchange rates for the respective period.

The Company may periodically enter into forward currency exchange contracts to manage specific foreign currency exposures related to foreign construction contracts, receivables and bank borrowings denominated in foreign currencies. As of March 2, 2002, the Company had $2.1 million in forward contracts maturing in 2003. Gains and losses on forward contracts related to receivables are recognized currently, while gains and losses related to construction projects are deferred and accounted for as a part of the related transaction.

Accounting Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Amounts subject to significant estimates and assumptions include, but are not limited to, insurance reserves, warranty reserves, reserves related to discontinued operations, net sales recognition for construction contracts, and the status of outstanding disputes and claims. Actual results could differ from those estimates.

New Accounting Standards. The Financial Accounting Standards Board (FASB) issued SFAS No. 133 regarding accounting for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet either as an asset or liability measured at fair value. SFAS No. 133 requires changes in the derivative's fair value to be recognized in earnings or, for derivatives that hedge market risk related to future cash flows, in accumulated other comprehensive loss/income, unless specific hedge accounting criteria are met. The Company adopted SFAS No. 133 on

March 4, 2001 and determined its derivative instruments, consisting of interest rate swap agreements, qualify for hedge accounting treatment. The adoption resulted in the Company recording the fair value of its interest rate swap agreements as a liability for $1.8 million with an offsetting adjustment to other comprehensive earnings, net of tax, of $1.1 million. The net present liability associated with these interest rate swap agreements was $2.5 million at March 2, 2002.

In June 2001, FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, amortization of goodwill and indefinite-lived intangible assets will cease and instead the carrying value of these assets will be evaluated for impairment by applying a fair-value based test on at least an annual basis. The Company must adopt SFAS No. 142 on March 3, 2002. The Company is currently evaluating the effects adoption of SFAS No. 142 will have on its consolidated financial statements. Goodwill amortization expense recorded during fiscal 2002 was $1.5 million.

In August 2001, FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. The Company will adopt this standard on March 3, 2002, with no impact to its consolidated financial statements.

two WORKING CAPITAL

(In thousands)	2002	2001
Receivables		
Trade accounts	$ 89,552	$102,171
Construction contracts	22,817	16,819
Contract retainage	6,816	6,334
Other receivables	1,838	5,079
Total receivables	121,023	130,403
Less allowance for doubtful accounts	(5,864)	(8,942)
Net receivables	$115,159	$121,461

(In thousands)	2002	2001
Inventories		
Raw materials	$ 16,235	$ 20,124
Work-in-process	5,807	6,259
Finished goods	9,351	12,406
Costs and earnings in excess of billings on uncompleted contracts	4,629	1,645
Total inventories	$ 36,022	$ 40,434

(In thousands)	2002	2001
Accrued Expenses		
Payroll and related benefits	$ 23,802	$ 24,077
Insurance	10,908	9,928
Taxes, other than income taxes	3,437	3,927
Pension	4,160	4,777
Interest	525	1,048
Other	14,934	13,814
Total accrued expenses	$ 57,766	$ 57,571

three PROPERTY, PLANT AND EQUIPMENT

(In thousands)	2002	2001
Land	$ 4,185	$ 5,408
Buildings and improvements	88,506	89,787
Machinery and equipment	129,006	139,290
Office equipment and furniture	55,463	60,627
Construction-in-progress	4,818	8,656
Total property, plant and equipment	281,978	303,768
Less accumulated depreciation	(153,463)	(156,175)
Net property, plant and equipment	$128,515	$147,593

Depreciation expense was $24.7 million, $31.9 million and $30.7 million in 2002, 2001 and 2000, respectively.

four MARKETABLE SECURITIES

The Company's wholly owned insurance subsidiary, Prism, that insures a portion of the Company's workers' compensation, general liability and automobile liability risks uses reinsurance agreements to meet statutory requirements. The reinsurance carrier requires Prism to maintain fixed maturity investments for the purpose of providing collateral for Prism's obligations under the reinsurance agreement. Prism's fixed maturity investments are classified as "available for sale" and are carried at market value as prescribed by SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Unrealized gains and losses are reported in a separate component of shareholders' equity, net of income taxes, until the investments are sold. The amortized cost, gross unrealized gains and losses and estimated fair values of investments available for sale at March 2, 2002 and March 3, 2001 are as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
March 2, 2002				
Municipal bonds	$ 21,801	$ 1,028	$ (4)	$ 22,825
Total investments	$ 21,801	$ 1,028	$ (4)	$ 22,825
March 3, 2001				
U.S. Treasury Notes	$ 3,464	$ 82	$ —	$ 3,546
Municipal bonds	20,282	675	(52)	20,905
Total investments	$ 23,746	$ 757	$ (52)	$ 24,451

The amortized cost and estimated fair values of investments at March 2, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Amortized Cost	Estimated Market Value
Due within one year	$ 1,002	$ 1,007
Due after one year through five years	5,159	5,429
Due after five years through ten years	6,399	6,723
Due after ten years through fifteen years	4,851	5,141
Due beyond fifteen years	4,390	4,525
Total	$ 21,801	$ 22,825

Gross realized gains of $0.2 million, $0 and $0 and gross realized losses of $0, $0.1 million and $0.5 million were recognized in fiscal 2002, 2001 and 2000, respectively, and are included in interest expense, net in the accompanying Consolidated Results of Operations.

five INVESTMENTS

In July 2000, the Company and PPG Industries, Inc. (PPG) combined their U.S. automotive replacement glass distribution businesses into a joint venture, PPG Auto Glass, LLC (PPG Auto Glass), of which the Company has a 34 percent interest. On March 2, 2002, the Company's investment in PPG Auto Glass was $29.0 million, of which $7.3 million represents the unamortized excess of the cost of the investment over the value of the underlying net tangible assets when the joint venture was formed. In connection with the formation of PPG Auto Glass, the Company agreed to supply the joint venture, through PPG, with most of the Company's windshield fabrication capacity on market-based terms and conditions. In addition, the Company's automobile windshield repair and replacement business agreed to purchase 75% of its windshield needs from PPG Auto Glass on market-based terms and conditions. Purchases from PPG Auto Glass were $44.8 million and $29.0 million for fiscal 2002 and 2001, respectively. Amounts owed to PPG Auto Glass were $5.5 million and $7.3 million at the end of fiscal 2002 and 2001, respectively.

During the second quarter of fiscal 2002, the Company, PPG and PPG Auto Glass amended the windshield supply agreements to permanently adjust pricing for the windshields manufactured and sold to more accurately reflect current market pricing. As a result of these amendments, a portion of earnings that would have previously been reported in equity in income from affiliated companies was reported in operating income in the Auto Glass segment for the current year. The impact on fiscal 2002 results was an increase to operating income of $8.4 million, with an offset to income from affiliated companies. Additionally, $1.8 million was recorded as a one-time net increase to operating income as a result of these changes.

In September 2001, the Company decided to discontinue funding TerraSun, LLC, its research and development joint venture of which the Company had a 50 percent interest. As a result, TerraSun discontinued its operations and its tangible assets have been sold, while retaining its intangible assets.

The Company's share of earnings for its affiliated companies is before income taxes and includes amortization of the excess cost over the value of the underlying net tangible assets and expenses retained by the Company.

six LONG-TERM DEBT

(In thousands)	2002	2001
Borrowings under revolving credit agreement, interest ranging from 3.25% to 5.00%	$ 60,700	$ 96,000
Other, interest ranging from 1.49% to 7.00%	9,038	8,534
Total long-term debt	69,738	104,534
Less current installments	(640)	(328)
Net long-term debt	$ 69,098	$ 104,206

Long-term debt maturities are as follows:

(In thousands)	
Fiscal Year	
2003	$ 640
2004	61,240
2005	308
2006	150
2007	—
Thereafter	7,400
Total	$ 69,738

The Company maintained a committed, secured credit facility at March 2, 2002 and March 3, 2001 totaling $125.0 million and $200.0 million, respectively. The credit facility required the Company to maintain minimum levels of net worth and certain financial ratios. The majority of the borrowings under the credit facility are made at a rate equal to three-month LIBOR (London Interbank Offered Rate) plus an applicable margin. The applicable margin is calculated based upon the Company's financial ratios. At March 3, 2002, the applicable margin was 1.5%. The Company's receivables, inventory, equipment and intangibles secure the credit facility. Based upon the Company's satisfaction of certain financial covenants during fiscal 2001, the Company has the right to cause this security interest to be released upon its request. At March 2, 2002, the Company was in compliance with all of the financial covenants of the credit facility.

Selected information related to bank borrowings is as follows:

(In thousands, except percentages)	2002	2001
Average daily borrowings during the year	$ 83,894	$ 136,284
Maximum borrowings outstanding during the year	108,800	156,800
Weighted average interest rate during the year	6.5%	8.1%

The Company has entered into an interest rate swap agreement that effectively converts $10.0 million of variable rate borrowings into a fixed rate obligation. This agreement, which was set to expire in 2003, was extended to 2004. The Company receives payments at variable rates while making payments at a fixed rate of 5.955%. Prior to the extension, the fixed rate was 7.21%. The Company also has entered into an interest rate swap agreement that effectively converts $25.0 million of variable rate borrowings into a fixed rate obligation. This agreement, which was set to expire in 2004, was extended to 2005. The Company receives payments at variable rates while making payments at a fixed rate of 6.665%. Prior to the extension, the fixed rate was 7.125%. The net interest paid or received associated with these agreements is included in interest expense. The net present liability associated with these interest rate swap agreements was $2.5 and $1.8 million at March 2, 2002 and March 3, 2001, respectively.

seven INTEREST, NET

(In thousands)	2002	2001	2000
Interest on debt	$ 6,633	$ 12,610	$ 11,939
Other interest expense	667	420	636
Total interest expense	7,300	13,030	12,575
Less interest income	(2,085)	(1,908)	(2,216)
Interest expense, net	$ 5,215	$ 11,122	$ 10,359

Interest payments, including interest expense allocated to discontinued operations, were $7.5 million, $12.3 million and $12.5 million in 2002, 2001 and 2000, respectively.

eight EMPLOYEE BENEFIT PLANS

The Company maintains a qualified defined contribution pension plan that covers substantially all full-time, non-union employees. Contributions to the plan are based on a percentage of employees' base earnings. Deposits of the pension costs with the trustee are made annually. All pension costs were fully funded or accrued as of year-end. Contributions to the plan were $4.3 million, $4.7 million and $4.9 million in 2002, 2001 and 2000, respectively.

The Company also maintains a 401(k) savings plan, which allows employees to contribute 1% to 13% of their compensation. Apogee matches 30% of the first 6% of the employee contributions. Contributions to the plan were $1.7 million, $2.0 million and $2.1 million in 2002, 2001 and 2000, respectively.

Effective January 1, 2002, the Company froze the qualified defined contribution pension plan, and amended the 401(k) savings plan to add a contribution that will be made by the Company annually, which is based on a percentage of employee's base earnings. In addition, the Company raised the maximum amount that employees are allowed to contribute to the plan from 13% to 60%, up to statutory limits. The Apogee match of 30% of the first 6% of the employee contributions remains unchanged. On or around July 1, 2002, the assets in the frozen qualified defined contribution pension plan are scheduled to be merged into the 401(k) savings plan resulting in a single 401(k) retirement savings plan.

nine SHAREHOLDERS' EQUITY AND STOCK OPTION PLANS

A class of 200,000 shares of junior preferred stock with a par value of $1.00 is authorized, but unissued.

The Company has a Shareholders' Rights Plan, under which each share of outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances, including the acquisition by a person or group of 10% of the outstanding shares of the Company's common stock. Upon exercise, the rights would allow holders of such rights to purchase common stock of Apogee or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

The 1997 Stock Option Plan and 1987 Stock Option Plan (the "Plans") each provide for the issuance of up to 2,500,000 options to purchase Company stock. Options awarded under these Plans, either in the form of incentive stock options or nonstatutory options, are exercisable at an option price equal to the fair market value at the date of award. The 1987 Plan has expired and no new grants of stock options may be made under this Plan.

The 1987 Partnership Plan, a plan designed to increase the ownership of Apogee stock by key employees, allows participants selected by the Compensation Committee of the Board of Directors to use earned incentive compensation to purchase Apogee common stock. The purchased stock is then matched by an equal award of restricted stock, which vests over a predetermined period. Common shares of 3,200,000 are authorized for issuance under the Plan. As of March 2, 2002, 2,786,000 shares have been issued or committed under the Plan. The Company expensed $2.3 million, $1.8 million and $0.8 million in conjunction with the Partnership Plan in 2002, 2001 and 2000, respectively.

A summary of option transactions under the Plans for 2002, 2001 and 2000 follows:

	Options Outstanding		
	Number of Shares	Average Exercise Price	Option Price Range
Balances, February 27, 1999	1,581,514	$13.27	$ 4.48 – $25.00
Options granted	453,500	11.28	6.75 – 13.44
Options exercised	(136,704)	6.66	6.50 – 8.69
Options canceled	(238,875)	14.11	6.50 – 16.75
Balances, February 26, 2000	1,659,435	$13.15	$ 4.48 – $25.00
Options granted	728,100	4.80	3.75 – 5.81
Options exercised	(1,250)	4.19	4.19 – 4.19
Options canceled	(274,507)	10.28	3.97 – 17.75
Balances, March 3, 2001	2,111,778	$10.67	$ 3.75 – $25.00
Options granted	560,200	8.83	8.60 – 14.40
Options exercised	(123,509)	8.15	4.19 – 16.75
Options canceled	(84,090)	8.43	4.81 – 16.75
Balances, March 2, 2002	2,464,379	$10.45	$ 3.75 – $25.00

The following table summarizes information about stock options outstanding and exercisable at March 2, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.75 – $ 5.00	499,957	7.9 years	$ 4.68	150,182	$ 4.49
5.01 – 10.00	714,040	7.9 years	8.20	154,190	7.87
10.01 – 15.00	738,632	6.3 years	12.63	560,132	12.83
15.01 – 25.00	511,750	3.9 years	16.10	501,750	16.08
	2,464,379	6.6 years	$10.45	1,366,254	$12.55

In accordance with the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, no compensation cost has been recognized with respect to the Plans. Had compensation cost for the Plans been determined based on the fair value of the awards, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share data)	2002	2001	2000
As reported:			
Net earnings			
Continuing operations	$ 26,142	$ 13,361	$ 3,071
Discontinued operations	—	1,641	9,104
	$ 26,142	$ 15,002	$ 12,175
Earnings per share — diluted			
Continuing operations	$ 0.91	$ 0.48	$ 0.11
Discontinued operations	—	0.06	0.33
	$ 0.91	$ 0.54	$ 0.44
Pro forma:			
Net earnings (loss)			
Continuing operations	$ 25,186	$ 10,045	$ (250)
Discontinued operations	—	1,641	9,104
	$ 25,186	$ 11,686	$ 8,854
Earnings (loss) per share — diluted			
Continuing operations	$ 0.87	$ 0.35	$ (0.01)
Discontinued operations	—	0.06	0.32
	$ 0.87	$ 0.41	$ 0.32

The above pro forma amounts may not be representative of the effects on reported net earnings (loss) for future years. The weighted average fair value per option at the date of grant for options granted in fiscal 2002, fiscal 2001 and fiscal 2000 was $4.23, $1.86 and $4.89, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000:

	2002	2001	2000
Dividend yield	2.4%	4.4%	1.8%
Expected volatility	67.3%	60.5%	62.4%
Risk-free interest rate	4.4%	7.5%	4.8%
Expected lives	4.6 years	3.9 years	3.8 years

ten INCOME TAXES

The components of income tax expense (benefit) related to continuing operations for each of the last three fiscal years are as follows:

(In thousands)	2002	2001	2000
Current:			
Federal	$ 10,752	$ 3,642	$ 6,229
State and local	1,507	402	466
Total current	12,259	4,044	6,695
Deferred:			
Federal	(692)	4,282	(3,453)
State and local	177	550	(71)
Total deferred	(515)	4,832	(3,524)
Total income tax expense	$ 11,744	$ 8,876	$ 3,171

Income tax payments, net of refunds, were $13.0 million, $4.5 million and $8.5 million in 2002, 2001 and 2000, respectively.

The differences between statutory federal tax rates and consolidated effective tax rates are as follows:

	2002	2001	2000
Statutory federal tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	2.9	2.8	4.1
Tax credits	(1.5)	(3.3)	(2.0)
Foreign sales corporation	(0.5)	(0.8)	(7.3)
Goodwill amortization	1.2	1.8	6.4
Meals and entertainment	0.7	1.3	5.5
Tax reserves	(5.9)	4.9	14.4
Other, net	(0.9)	(1.8)	(5.3)
Consolidated effective tax rate	31.0%	39.9%	50.8%

Tax benefits for deductions associated with the 1987 Stock Option Plan and the 1987 Partnership Plan amounted to $0.4 million, $0.2 million and $0.8 million in 2002, 2001 and 2000, respectively. These benefits were added directly to additional paid-in capital and were not reflected in the determination of income tax expense.

Deferred tax assets and deferred tax liabilities at March 2, 2002 and March 3, 2001 are as follows:

	2002		2001	
(In thousands)	Current	Noncurrent	Current	Noncurrent
Accounts receivable	$ 2,297	$ —	$ 3,457	$ (183)
Accrued insurance	—	3,031	—	3,205
Deferred compensation	37	5,747	37	6,208
Inventory	999	—	559	—
Depreciation	—	(2,822)	—	(2,816)
Employee benefit plans	(182)	—	(372)	—
Mark to market of interest rate swaps	—	929	—	—
Other	1,724	(3,855)	1,173	(4,807)
Deferred tax assets	$ 4,875	$ 3,030	$ 4,854	$ 1,607

eleven DISCONTINUED OPERATIONS

During fiscal 2001, the Company completed the sale of substantially all of the assets of VIS'N Service Corporation (VIS'N), a non-auto glass focused, third-party administered claims processor, in two separate transactions. These transactions effectively removed the Company from the third-party administered claims processing business. This business is presented as discontinued operations in the consolidated financial statements and notes.

In fiscal 2000, the Company completed the sale of 100% of the stock of its large-scale domestic curtainwall business, Harmon, Ltd. In fiscal 1999, the Company executed the sale of its detention/security business. Combined with the fiscal 1998 exit from international curtainwall operations, these transactions effectively removed the Company from the large-scale construction business. These businesses are presented as discontinued operations in the consolidated financial statements and notes.

(In thousands)	2002	2001	2000
Earnings from Operations of Discontinued Businesses			
Net sales	$ —	$ 2,750	$ 28,331
Earnings before income taxes*	—	2,525	9,821
Income tax expense	—	884	717
Earnings from operations, net of income taxes	$ —	$ 1,641	$ 9,104

** Includes net interest expense allocations (based on the ratio of net operating assets of discontinued operations to consolidated net assets) of $0, $0 and $0.1 million for 2002, 2001 and 2000, respectively.*

The 2000 effective income tax rate of 7.3% on discontinued operations was due to a decrease in the valuation allowance resulting from the utilization of certain tax assets that were previously reserved for.

(In thousands)	2002	2001
Net Liabilities of Discontinued Operations		
Current assets	$ —	$ 629
Accrued liabilities	(19,718)	(21,485)
Net liabilities of discontinued operations	(19,718)	(20,856)
Less net current liabilities of discontinued operations	3,740	2,578
Net long-term liabilities of discontinued operations	$ (15,978)	$ (18,278)

In fiscal 1998, the Company recorded pre-tax charges of $96.1 million related to the international curtainwall operations. The charges included an amount for the estimated loss on disputed construction contracts in Europe, including the accrual of certain penalty amounts, and a provision for the accrual of legal and related costs associated with the resolution of legal proceedings related to organizational changes in the majority-owned European curtainwall unit. The charges also included amounts for severance and termination benefits for employees in France, Asia and the U.S., the write-down of property and equipment and other long-term assets to their estimated net salable value, and other items such as lease termination costs. The charges also reflected the estimated costs associated with exiting the European operations, including the completion of certain remaining projects and closure of bonds. In March 1998, the five operating companies comprising the European curtainwall operations filed for bankruptcy or commenced liquidation, effectively relinquishing control over those entities.

At March 2, 2002, accruals totaling $19.7 million represented the remaining estimated future cash outflows associated with the exit from discontinued operations. The majority of these cash expenditures are expected to be made within the next two to three years. The primary components of the accrual relate to the remaining exit costs from the international curtainwall operations of the large-scale construction business. These long-term accruals include settlement of the outstanding bonds, of which the precise degree of liability related to these matters will not be known until they are settled within the U.K. and French courts; and product liability issues and legal costs may be incurred, as they relate to the Company's warranties and possible rework issues on these international and domestic construction projects.

twelve ACQUISITIONS

In fiscal 2002 and 2001, the Large-Scale Optical Technologies segment expanded its pre-framed art business by purchasing three high-end pre-framed art companies. The purchase price of these businesses was $6.0 million, including the assumption of $2.2 million in debt, and resulted in recording $4.5 million as goodwill.

In fiscal 2000, the Auto Glass segment purchased the assets of one distribution center. The purchase price of the acquisition was $2.0 million, including $0.6 million recorded as goodwill, with no debt assumed.

Unless noted, no liabilities were assumed in the above transactions. All of the above transactions were accounted for by the purchase method. Accordingly, the consolidated financial statements include the net assets and results of operations from the dates of acquisition.

thirteen LEASES

As of March 2, 2002, the Company was obligated under noncancelable operating leases for buildings and equipment. Certain leases provide for increased rentals based upon increases in real estate taxes or operating costs. Future minimum rental payments under noncancelable operating leases are:

(In thousands)	
Fiscal Year	
2003	$ 15,317
2004	11,944
2005	9,649
2006	6,675
2007	5,813
Thereafter	5,667
Total minimum payments	$ 55,065

Total rental expense was $22.9 million, $21.8 million and $23.8 million in 2002, 2001 and 2000, respectively.

During fiscal 2002, 2001 and 2000, the Company entered into agreements for the sale and leaseback of certain production equipment, which are significant to the operations of the businesses. The sale price of the equipment was $2.1 million, $16.0 million and $13.4 million, respectively. The Company has a purchase option at projected future fair market value under the agreements. The leases are classified as operating leases in accordance with SFAS No. 13, *Accounting for Leases*.

Under the aforementioned sale-leaseback transactions, a total gain of $9.7 million has been deferred and is being recognized over the terms of the leases. The March 2, 2002 and March 3, 2001 unamortized portion of the deferred gain of $7.5 million and $8.7 million, respectively, is included in the balance sheet captions accrued expenses and other long-term liabilities. The average annual lease payment over the life of these leases is $4.8 million.

fourteen QUARTERLY DATA (UNAUDITED)

(In thousands, except per share data)	Quarter			
	First	Second	Third	Fourth
Fiscal 2002				
Net sales	$203,606	$210,233	$200,293	$188,183
Gross profit	45,304	51,400	45,811	45,213
Earnings from continuing operations	5,602	10,341	5,844	4,355
Earnings from discontinued operations	—	—	—	—
Net earnings	5,602	10,341	5,844	4,355
Earnings per share — basic				
From continuing operations	0.20	0.37	0.21	0.16
From discontinued operations	—	—	—	—
Net earnings	0.20	0.37	0.21	0.16
Earnings per share — diluted				
From continuing operations	0.20	0.36	0.20	0.15
From discontinued operations	—	—	—	—
Net earnings	0.20	0.36	0.20	0.15
Fiscal 2001				
Net sales	$237,253	$236,364	$197,291	$194,292
Gross profit	47,914	47,056	41,322	42,705
Earnings from continuing operations	2,020	4,200	2,962	4,179
Earnings from discontinued operations	—	—	—	1,641
Net earnings	2,020	4,200	2,962	5,820
Earnings per share — basic				
From continuing operations	0.07	0.15	0.11	0.15
From discontinued operations	—	—	—	0.06
Net earnings	0.07	0.15	0.11	0.21
Earnings per share — diluted				
From continuing operations	0.07	0.15	0.11	0.15
From discontinued operations	—	—	—	0.06
Net earnings	0.07	0.15	0.11	0.21

fifteen BUSINESS SEGMENTS DATA

The Company's segments are aligned to match the markets they serve in order to underscore the Company's growth potential and to reflect its changing business mix and focus. The segments are Architectural Products and Services (Architectural), Large-Scale Optical Technologies (LSO) and Automotive Replacement Glass and Services (Auto Glass). The Architectural segment designs, engineers, fabricates, installs, services and renovates the walls of glass and windows comprising the outside skin of commercial and institutional buildings. The LSO segment develops and produces high technology glass that enhances the visual performance of products for the display, imaging and picture framing industries. The Auto Glass segment fabricates, repairs and replaces automobile windshields and windows.

(In thousands)	2002	2001	2000
Net Sales			
Architectural	$479,364	$441,466	$394,104
Large-scale optical	67,829	90,768	69,934
Auto glass	255,133	333,311	377,499
Intersegment elimination	(11)	(345)	(1,049)
Total	$802,315	$865,200	$840,488
Operating Income			
Architectural	$ 34,396	$ 27,393	$ 20,513
Large-scale optical	(4,350)	4,571	(540)
Auto glass	16,088	1,429	184
Corporate and other	(2,007)	(1,499)	(739)
Total	$ 44,127	$ 31,894	$ 19,418
Depreciation and Amortization			
Architectural	$ 16,617	$ 16,111	$ 15,693
Large-scale optical	3,292	5,916	5,354
Auto glass	6,527	11,873	10,615
Corporate and other	598	329	1,357
Total	$ 27,034	$ 34,229	$ 33,019
Capital Expenditures			
Architectural	$ 5,078	$ 6,257	$ 23,382
Large-scale optical	2,229	2,677	17,254
Auto glass	3,101	5,922	3,918
Corporate and other	58	(33)	(529)
Total	$ 10,466	$ 14,823	$ 44,025
Identifiable Assets			
Architectural	$225,038	$225,668	$226,929
Large-scale optical	53,781	68,489	77,538
Auto glass	84,508	96,595	123,040
Corporate and other	45,789	41,927	53,647
Total	$409,116	$432,679	$481,154

Apogee's export net sales are less than 10% of consolidated net sales. No single customer, including government agencies, accounts for 10% or more of consolidated net sales. Segment operating income is net sales less cost of sales and operating expenses. Operating income does not include provision for interest expense or income taxes. "Corporate and other" includes miscellaneous corporate activity not allocable to business segments.

sixteen EARNINGS PER SHARE

The following table presents a reconciliation of the share amounts used in the computation of basic and diluted earnings per share:

(In thousands)	2002	2001	2000
Basic earnings per share — Weighted common shares outstanding	27,910	27,675	27,603
Weighted common shares assumed upon exercise of stock options	596	63	48
Unvested shares held in trust for deferred compensation plans	311	160	143
Diluted earnings per share — Weighted common shares and potential common shares outstanding	28,817	27,898	27,794

There were 881,000, 1,498,000 and 1,529,000 stock options excluded in fiscal 2002, 2001 and 2000, respectively, from the computation of dilutive earnings per share due to their anti-dilutive effect.

seventeen COMMITMENTS AND CONTINGENT LIABILITIES

At March 2, 2002, the Company had ongoing letters of credit related to its risk management programs, construction contracts and certain industrial development bonds. The total value of letters of credit under which the Company is obligated as of March 2, 2002 was approximately $14.4 million.

The Company has entered into a number of noncompete agreements, associated with acquisitions and former employees. As of March 2, 2002, future payments of $0.6 million were committed under such agreements.

The Company has been a party to various legal proceedings incidental to its normal operating activities. In particular, like others in the construction industry, the Company's construction businesses are routinely involved in various disputes and claims arising out of construction projects, sometimes involving significant monetary damages or product replacement. Although it is impossible to predict the outcome of such proceedings, facts currently available indicate that no such claims will result in losses that would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

MANAGEMENT'S REPORT

The management of Apogee Enterprises, Inc. is responsible for the preparation of the consolidated financial statements included in this Annual Report.

To ensure the reliability of financial data, Apogee has established, and maintains, an internal control system. We believe the internal controls in use give reasonable assurance that financial reports do not contain any material misstatement.

We believe that the financial statements and related notes in this report are presented fairly in all material respects, and that they were prepared according to generally accepted accounting principles.



Russell Huffer
Chairman, President and Chief Executive Officer



Michael B. Clauer
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To: Apogee Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Apogee Enterprises, Inc. (a Minnesota corporation) and subsidiaries as of March 2, 2002 and March 3, 2001, and the related consolidated results of operations, statements of shareholders' equity and cash flows for the three years ended March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apogee Enterprises, Inc. and subsidiaries as of March 2, 2002 and March 3, 2001, and the results of their operations and their cash flow for the three years ended March 2, 2002, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
April 2, 2002

(In thousands, except per share data and percentages)*	2002	2001	2000	1999	1998
OPERATING RESULTS					
Net sales	$ 802,315	$ 865,200	$ 840,488	$ 788,062	$ 731,094
Gross profit	187,728	178,997	167,235	170,415	165,139
Operating income	44,127	31,894	19,418	43,352	45,659
Earnings (loss) from continuing operations	26,142	13,361	3,071	20,245	24,114
Earnings (loss) from discontinued operations	—	1,641	9,104	4,988	(75,169)
Net earnings (loss)	26,142	15,002	12,175	25,233	(51,055)
Earnings (loss) per share — basic					
From continuing operations	0.94	0.48	0.11	0.73	0.87
From discontinued operations	—	0.06	0.33	0.18	(2.70)
Net earnings (loss)	0.94	0.54	0.44	0.91	(1.84)
Earnings (loss) per share — diluted					
From continuing operations	0.91	0.48	0.11	0.73	0.85
From discontinued operations	—	0.06	0.33	0.18	(2.65)
Net earnings (loss)	0.91	0.54	0.44	0.91	(1.80)
Effective tax rate — %	31.0	39.9	50.8	37.6	37.4
OPERATING RATIOS					
Gross margin — %	23.4	20.7	19.9	21.6	22.6
Operating margin — %	5.5	3.7	2.3	5.5	6.2
Net margin — continuing operations — %	3.3	1.5	0.4	2.6	3.3
Net margin — %	3.3	1.7	1.4	3.2	(7.0)
Return on:					
Average shareholders' equity — %	16.4	10.5	9.1	21.0	(36.2)
Average invested capital — %	9.6	5.0	3.7	8.3	(16.7)
Average total assets — %	6.2	3.3	2.6	5.8	(12.5)
FUNDS FLOW DATA					
Depreciation and amortization	$ 27,034	$ 34,229	$ 33,019	$ 25,798	$ 22,463
Capital expenditures	10,466	14,823	44,025	77,392	37,892
Dividends	6,078	5,834	5,833	5,666	5,251
YEAR-END DATA					
Total assets	$ 409,116	$ 432,679	$ 481,154	$ 466,389	$ 405,526
Current assets	175,084	175,191	214,422	204,308	206,858
Current liabilities	127,239	137,437	135,397	119,796	97,750
Working capital	47,845	37,754	79,025	84,512	109,108
Current ratio	1.4	1.3	1.6	1.7	2.1
Long-term debt	69,098	104,206	164,371	165,097	151,967
% of invested capital	26.0	37.6	50.2	51.0	53.1
Shareholders' equity	170,934	148,292	137,772	130,664	109,600
% of invested capital	64.3	53.5	42.1	40.4	38.3
INVESTMENT INFORMATION					
Dividends per share	$ 0.215	$ 0.210	$ 0.210	$ 0.205	$ 0.190
Book value per share	6.03	5.33	4.97	4.73	3.99
Price range during year:					
High	18.65	9.50	14.31	15.50	25
Low	6.28	3.25	4	8.13	10.38
Close	11.30	9	5	8.75	12.94
Price/earnings ratio at year-end	13	17	11	10	NM
Dividend yield at year-end — %	1.9	2.3	4.2	2.4	1.5
Shares outstanding at year-end (In thousands)	28,334	27,825	27,743	27,623	27,453
Average monthly trading volume (In thousands)	4,043	3,545	2,666	1,962	4,065

** Share and per share data have been adjusted for the fiscal 1997 stock dividend.*

*** Fiscal 1994 figures reflect the cumulative effect of a change in accounting for income taxes, which increased net earnings by $0.5 million, or 2 cents per share.*

NM = Not meaningful

(In thousands, except per share data and percentages)*	1997	1996	1995	1994**	1993	1992
OPERATING RESULTS						
Net sales	$ 642,226	$ 567,823	$ 516,022	$ 426,400	$ 367,878	$ 364,578
Gross profit	143,761	116,426	102,400	84,184	71,141	67,193
Operating income	44,628	34,729	31,535	23,803	8,779	2,730
Earnings (loss) from continuing operations	26,827	20,656	19,160	16,279	6,657	(1,300)
Earnings (loss) from discontinued operations	(607)	(2,820)	(6,110)	(12,446)	(2,143)	9,805
Net earnings (loss)	26,220	17,836	13,050	3,833	4,514	8,505
Earnings (loss) per share — basic						
From continuing operations	0.98	0.76	0.72	0.62	0.25	(0.05)
From discontinued operations	(0.02)	(0.10)	(0.23)	(0.47)	(0.08)	0.36
Net earnings (loss)	0.96	0.66	0.49	0.14	0.17	0.32
Earnings (loss) per share — diluted						
From continuing operations	0.96	0.76	0.71	0.61	0.25	(0.05)
From discontinued operations	(0.02)	(0.10)	(0.23)	(0.47)	(0.08)	0.36
Net earnings (loss)	0.93	0.65	0.48	0.14	0.17	0.31
Effective tax rate — %	31.5	35.4	35.1	32.6	28.8	(113.5)
OPERATING RATIOS						
Gross margin — %	22.4	20.5	19.8	19.7	19.3	18.4
Operating margin — %	6.9	6.1	6.1	5.6	2.4	0.7
Net margin — continuing operations — %	4.2	3.6	3.7	3.8	1.8	(0.4)
Net margin — %	4.1	3.1	2.5	0.9	1.2	2.3
Return on:						
Average shareholders' equity — %	16.9	13.5	10.9	3.4	4.0	7.6
Average invested capital — %	9.2	7.6	6.7	2.4	3.0	5.7
Average total assets — %	7.1	5.5	4.5	1.6	2.1	4.2
FUNDS FLOW DATA						
Depreciation and amortization	$ 17,860	$ 13,122	$ 11,972	$ 12,423	$ 12,344	$ 14,407
Capital expenditures	34,203	20,038	22,603	11,447	6,393	9,985
Dividends	4,806	4,453	4,154	3,841	3,584	3,505
YEAR-END DATA						
Total assets	$ 410,522	$ 327,233	$ 317,085	$ 257,877	$ 213,372	$ 212,282
Current assets	159,095	149,414	155,608	123,301	102,869	112,847
Current liabilities	86,178	83,574	90,876	92,536	61,702	63,786
Working capital	72,916	65,840	64,732	30,765	41,167	49,061
Current ratio	1.8	1.8	1.7	1.3	1.7	1.8
Long-term debt	127,640	79,102	80,566	35,688	28,419	25,267
% of invested capital	39.4	32.5	35.6	21.6	18.7	17.0
Shareholders' equity	172,150	138,922	124,628	114,062	112,336	113,780
% of invested capital	53.1	57.0	55.1	69.0	74.1	76.6
INVESTMENT INFORMATION						
Dividends per share	$ 0.175	$ 0.165	$ 0.155	$ 0.145	$ 0.135	$ 0.130
Book value per share	6.17	5.14	4.64	4.28	4.26	4.23
Price range during year:						
High	23.75	9.88	9.25	8.88	6.38	9
Low	9.63	6.50	5.75	5.13	4.13	4.75
Close	19.88	9.81	8.63	7.25	5.81	6.13
Price/earnings ratio at year-end	21	15	18	50	34	19
Dividend yield at year-end — %	0.9	1.7	1.9	2.0	2.3	2.1
Shares outstanding at year-end (In thousands)	27,882	27,034	26,886	26,624	26,354	26,922
Average monthly trading volume (In thousands)	4,795	1,776	1,613	519	644	1,386

BOARD OF DIRECTORS

Bernard P. Aldrich, 52 [1,2]
President and
Chief Executive Officer
Rimage Corporation

Donald W. Goldfus, 68 [3]
Retired Chairman of the Board

Barbara B. Grogan, 54 [1,3]
Chairman and President
Western Industrial Contractors

Harry A. Hammerly, 68 [1]
Retired Executive Vice President
3M Company

J. Patrick Horner, 52 [1,4]
Chairman
The Horner Group

Russell Huffer, 52
Chairman, President and
Chief Executive Officer

James L. Martineau, 61 [4]
Retired Executive Vice President

Stephen C. Mitchell, 58 [2,3]
President and
Chief Operating Officer
The Knight Group, LLC

Laurence J. Niederhofer, 69 [3,4]
Retired Chief Executive Officer
Apogee Wausau Group

Ray C. Richelsen, 60 [2]
Retired Executive Vice President
3M Company

Michael E. Shannon, 65 [2,3,4]
Retired Chairman of the Board
Ecolab, Inc.

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance Committee*
[4] *Finance Committee*

CORPORATE OFFICERS

Russell Huffer, 52
Chairman, President and
Chief Executive Officer

Michael B. Clauer, 45
Executive Vice President and
Chief Financial Officer

Joseph T. Deckman, 58
Executive Vice President

Larry D. Stordahl, 59
Executive Vice President

Patricia A. Beithon, 48
General Counsel and Secretary

Gary R. Johnson, 40
Vice President and Treasurer

James S. Porter, 41
Vice President of Strategy
and Planning

APOGEE BUSINESSES

Architectural Products and Services


Harmon

Minneapolis, MN
John L. Frye
President
Additional Locations:
Atlanta, GA
Baltimore, MD
Chicago, IL
Cincinnati, OH
Cleveland, OH
Denver, CO
Detroit, MI
Indianapolis, IN
Orlando, FL
South Bend, IN
Tampa, FL
Washington, D.C.


LINETEC

Wausau, WI
Rick A. Marshall
President
Additional Location:
Villa Rica, GA


VIRACON
"The Leader in Glass Fabrication"

Owatonna, MN
Donald C. Pyatt
President
Additional Location:
Statesboro, GA


WAUSAU
WINDOW AND WALL SYSTEMS

Wausau, WI
Alan A. Verploegh
President

Large-Scale Optical Technologies


TRU VUE

McCook, IL
Michael B. Clauer
President (interim)
Additional Locations:
Little Ferry, NJ
Orlando, FL
Salt Lake City, UT


VIRATEC

Faribault, MN
Erik J. Bjornard
President

Automotive Replacement Glass and Services


HARMON
AUTOGLASS

Minneapolis, MN
Robert E. Munzenrider
President
Additional Locations:
There are more than 400 shops and service centers throughout the United States.


VIRACON
CURVLITE

Owatonna, MN
Robert C. Jungbluth
President

Stock Market

Apogee Enterprises, Inc. common stock is traded on the Nasdaq Stock Market under the symbol APOG.


APOG
NASDAQ
LISTED

Corporate Headquarters

7900 Xerxes Avenue South, Suite 1800
Minneapolis, MN 55431-1159
Telephone: (952) 835-1874
Fax: (952) 835-3196

Corporate Web Site

www.apog.com

Independent Auditors

Arthur Andersen LLP
Minneapolis, MN

Quarterly Calendar

The company's fiscal year ends the Saturday nearest the last day of February. Fiscal 2003 quarter-end dates are June 1, 2002, August 31, 2002, November 30, 2002 and March 1, 2003. Quarterly results are usually announced approximately three weeks after the end of each quarter, with the exception of the fourth quarter results which are announced approximately five weeks after the year-end.

Cash Dividends

Apogee has paid quarterly cash dividends in May, August, November and February since 1974.

Transfer Agent and Registrar

For inquiries regarding stock certificates, such as lost certificates, name changes and ownership transfers, contact:

The Bank of New York
Shareholder Relations, Dept. 11E
P.O. Box 11258, Church Street Station
New York, NY 10286-1258
Telephone: (800) 524-4458
E-mail: shareowner-svcs@bankofny.com
Internet: www.stockbny.com

Annual Shareholders' Meeting

The meeting will be held at 10 a.m. CDT on Tuesday, June 18, 2002, in the Lutheran Brotherhood Building Auditorium, 625 Fourth Avenue South, Minneapolis, MN. Apogee also will be webcasting the annual meeting for shareholders: Go to the Apogee Web site at www.apog.com, click on "investor relations" and then click on the webcast link at the top of that page at least 15 minutes prior to the 10 a.m. CDT meeting to register, download and install any necessary software.

Investor Relations Contact

Mary Ann Jackson, Director of Investor Relations
Telephone: (952) 830-0674

Investor Information

Additional information, such as Forms 10-K, 10-Q and proxy statements as filed with the Securities & Exchange Commission, and results and news releases may be obtained at no charge through one of the following:

Internet: www.apog.com
E-mail: IR@apog.com
Telephone: (952) 896-2422
Fax: (952) 896-2400
Mail: Attn: Investor Relations, Corporate Headquarters address

Multiple Accounts

Some shareholders prefer to keep their holdings in more than one account, and they are welcome to do so. However, some multiple accounts are unintentional and will occur if one stock purchase is made with the middle initial and a subsequent purchase without the middle initial. Please contact us for information on how to merge accounts.

Forward-Looking Statements

See page 19.

Quarterly Stock Prices and Dividend Rates

Fiscal 2002	High	Low	Dividend
First Quarter	$ 11.990	$ 6.281	$ 0.053
Second Quarter	15.700	9.250	0.053
Third Quarter	17.000	6.860	0.055
Fourth Quarter	18.650	9.990	0.055

Fiscal 2001	High	Low	Dividend
First Quarter	$ 5.500	$ 3.313	$ 0.053
Second Quarter	4.531	3.250	0.053
Third Quarter	6.063	4.313	0.053
Fourth Quarter	9.500	4.625	0.053

GLOSSARY OF TERMS

Auto Glass Repair. A process that bonds glass together with a UV-cured, optically matched resin to restore the windshield's strength, prevent the break from spreading and improve the windshield's cosmetic appearance.

Black Belts. Trained managers who use Six Sigma tools and methodologies to lead and complete high-impact improvement projects.

Curtainwall. An exterior multi-story wall consisting of an aluminum framing system anchored to steel or concrete, glazed or filled with glass in the vision areas and with panels in the nonvision or spandrel areas.

Energy-Efficient Glass. Generally, insulated glass units incorporating coatings that transmit high levels of visible light while lowering the heat gain from solar energy. Insulated glass is fabricated from two or more panes of glass separated by a sealed air space and used primarily to reduce the transfer of heat or sound.

Hurricane-Resistant Glass. Glass laminated with a special composite used primarily to protect a building from wind and wind-borne debris from hurricane-force winds. To meet the safety requirements of building codes, it must pass both projectile impact and cyclic wind pressure tests.

Optical Coatings. Thin film metal oxide coatings which are sputter-deposited onto a base material such as glass. Optical coatings selectively control the reflection and transmission of light, and can provide electrical and static dissipation.

Protective Glazing. Laminated glass products that offer protection and mitigate against the threats of nature and mankind. Products have been tested for ballistic, forced-entry, windstorm or bomb-blast protection.

Six Sigma/Lean Thinking or Manufacturing. A business improvement process for eliminating non-value-added process steps from the customer's view (Lean) and reducing variation within processes (Six Sigma). It uses fact-based analytical tools and methodologies for preventing defects in products, processes and services, reducing cycle times and controlling costs to generate value for customers.



Apogee Enterprises, Inc.
7900 Xerxes Avenue South, Suite 1800
Minneapolis, MN 55431-1159
(952) 835-1874
www.apog.com